

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au



03050101

31 March 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator



Web Site: www.villageroadshow.com.au

DATE : 11 March 2003

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1900-999-279

FROM : Shaun Driscoll

PAGES : 1 of 12

BRIEF SUMMARY OF CONTENTS:

ASIC Half Year accounts

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

HALF YEAR FINANCIAL REPORT
31 DECEMBER 2002

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
HALF-YEAR FINANCIAL REPORT
DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2002.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
Robert G Kirby: B. Comm. – Chairman
John R Kirby: B.Ec., CPA – Deputy Chairman
Graham W Burke: - Managing Director
Peter E Foo: B.Econ.
Peter M Harvie
William J Conn: B. Comm. (Hons), MBA, CPA, ASIA
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon: B. Arts, MBA

REVIEW AND RESULTS OF OPERATIONS

Segment revenue for the group from continuing operations increased by 6% to $440.3 million, and profit from ordinary activities before tax (excluding discontinuing operations & specific items) increased by 12% to $74.9 million, compared to the previous corresponding period. After tax and outside equity interests, the attributable net profit from continuing operations was a loss of $17.6 million, compared to a profit of $35.4 million in the previous corresponding period. The $53.0 million reduction in continuing profit is mainly due to the specific items in the December 2002 half-year (refer Note 2 in the half-year financial report).

Attributable profit after tax from discontinuing operations increased from $9.9 million to $64.1 million, with the major reason for the difference in discontinuing profit being the profit on sale of Korea ($65 million after tax) in the 31 December 2002 half-year.

Net profit attributable to members of Village Roadshow Limited increased by 2% to $46.5 million. Total assets of the group increased marginally compared to 30 June 2002. Summarised operating results (excluding Specific items) are as follows:

	Segment Revenue from Continuing Operations $'000	Segment Result from Continuing Operations $'000
Exhibition	200,864	2,482
Theme parks	13,713	9,225
Radio	128,938	45,087
Production	71,566	28,134
Distribution	5,606	5,606
Other	19,643	(15,676)
Totals	440,330	74,858

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded off upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this class order applies.

Signed in accordance with a resolution of the directors.

P.E. Foo
Director

Melbourne, 11 March 2003

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
HALF-YEAR ENDED 31 DECEMBER 2002

	Consolidated 2002 $'000	Consolidated 2001 $'000
CONTINUING OPERATIONS		
Profit from ordinary activities before income tax expense	23,479	66,550
Income tax expense	29,070	16,940
Net profit (loss) from continuing operations after income tax expense	(5,591)	49,610
Profit attributable to outside equity interest	12,025	14,190
Net profit (loss) attributable to members of the parent entity from continuing operations	**(17,616)**	**35,420**
DISCONTINUING OPERATIONS		
Profit from ordinary activities before income tax expense	77,192	10,370
Income tax expense	15,689	225
Net profit from discontinuing operations after income tax expense	61,503	10,145
Profit (loss) attributable to outside equity interest	(2,572)	221
Net profit attributable to members of the parent entity from discontinuing operations	**64,075**	**9,924**
Net profit attributable to members of Village Roadshow Limited	**46,459**	**45,344**
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Ltd and recognised directly in equity	9,631	9,552
Total changes in equity other than those resulting from transactions with owners as owners	56,090	54,896
Basic earnings per share	14.31c	13.81c
Basic earnings per share (continuing operations, excluding specific items)	13.16c	9.60c
Diluted earnings per share	14.31c	13.80c
Diluted earnings per share (continuing operations, excluding specific items)	13.16c	9.60c

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2002

	Consolidated 31/12/2002 $'000	Consolidated 30/6/2002 $'000
CURRENT ASSETS		
Total Current Assets	628,975	517,380
NON-CURRENT ASSETS		
Total Non-Current Assets	1,581,477	1,673,977
Total Assets	2,210,452	2,191,357
CURRENT LIABILITIES		
Total Current Liabilities	482,385	457,147
NON-CURRENT LIABILITIES		
Total Non-Current Liabilities	493,528	532,601
Total Liabilities	975,913	989,748
Net Assets	1,234,539	1,201,609
EQUITY		
Total Equity	1,234,539	1,201,609

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF CASH FLOWS
HALF-YEAR ENDED 31 DECEMBER 2002

	Consolidated 2002 $'000	Consolidated 2001 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Cash Flows From Operating Activities (Note 3)	65,847	107,722
CASH FLOWS (USED IN) INVESTING ACTIVITIES		
Net Cash Flows (Used In) Investing Activities	(71,757)	(59,393)
CASH FLOWS (USED IN) FINANCING ACTIVITIES		
Net Cash Flows (Used In) Financing Activities	(31,450)	(38,308)
Net (Decrease) / Increase In Cash Held	(37,360)	10,021
Cash At Beginning Of Period	265,661	303,294
Cash At End Of Period	228,301	313,315

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2002

1. Basis of Preparation of the Half-Year Financial Report

The financial statements have been prepared in accordance with the historical cost convention unless otherwise stated. This half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 *Interim Financial Reporting* and other mandatory professional reporting requirements (UIG Consensus Views).

It is recommended that the half-year report is read in conjunction with the Annual Financial Report of Village Roadshow Limited as at 30 June 2002 together with any public announcements made by Village Roadshow Limited and its controlled entities during the half-year ended 31 December 2002 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period. This half year financial report includes condensed financial statements and does not include all the notes to the financial statements which would normally be included in the annual financial report.

The consolidated entity has followed the same accounting policies for the half-year ended 31 December 2002 as it applied at 30 June 2002.

2. Specific Items

The following items are relevant in explaining the financial performance of the group.

	Consolidated 2002 $'000	Consolidated 2001 $'000
Provision for loss on loan (in relation to Film Production finance restructuring – refer note 10)	(51,379)	-
Total profit / (loss) from specific items before tax	(51,379)	-
Provision for non-current tax liabilities	(10,000)	-
Total profit / (loss) from specific items after tax	(61,379)	-
Outside Equity Interest	-	-
Total attributable profit / (loss) from specific items after tax	(61,379)	-

3. Cash Flows from Operating Activities

As a result of the Film Production Division Finance restructuring (refer note 10), there was a delay in certain operating cash flows, totalling approximately A$64 million. This amount, which would normally have been received in the 31 December 2002 half-year, was received in February 2003 on completion of the restructuring. Therefore, the operating cash flows for the 31 December 2002 half-year, ignoring this timing difference, would have been A$130 million.

4. Major Changes in Debt and Equity Securities

During the period, Austereo Group Limited, a controlled entity of the company, paid $15.4 million in respect of shares bought back.

The consolidated entity amortised debt in accordance with its loan agreements.

5. Changes to Composition of Entity

There were no changes in composition to the consolidated entity which had a material impact during the half-year ended 31 December 2002.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS
31 DECEMBER 2002

6. Dividends

On 20 November 2002, Village Roadshow Limited paid a dividend of 10.175 cents per fully paid A Class Preference share (franked to 9.205 cents per share). This dividend had been provided in the consolidated financial statements at 30 June 2002.

On 15 November 2002, Austereo Group Limited, a controlled entity of the Village Roadshow Ltd. group, paid a 4.51 cents per share fully franked final dividend for 30 June 2002.

7. Segment Information

	Consolidated 2002 $'000	Consolidated 2001 $'000
Reporting by Business Segment – including Specific Items:		
Segment revenues – continuing operations:		
Exhibition	200,864	189,016
Theme Parks	13,713	11,991
Radio	128,938	136,528
Production	71,566	44,378
Distribution	5,606	1,263
Other	19,643	30,676
Total segment revenues – continuing operations	440,330	413,852
Segment result – continuing operations:		
Exhibition	2,482	1,190
Theme Parks	9,225	6,357
Radio	45,087	51,550
Production	(23,245)	16,492
Distribution	5,606	1,263
Other	(15,676)	(10,302)
Total segment result – continuing operations	23,479	66,550
Reporting by Business Segment – excluding Specific Items:		
Segment revenues – continuing operations:		
Exhibition	200,864	189,016
Theme Parks	13,713	11,991
Radio	128,938	136,528
Production	71,566	44,378
Distribution	5,606	1,263
Other	19,643	30,676
Total segment revenues – continuing operations	440,330	413,852
Segment result – continuing operations:		
Exhibition	2,482	1,190
Theme Parks	9,225	6,357
Radio	45,087	51,550
Production	28,134	16,492
Distribution	5,606	1,263
Other	(15,676)	(10,302)
Total segment result – continuing operations	74,858	66,550

8. Contingent Liabilities and Assets

(a) Contingent Liabilities

Contingent liabilities at 31 December 2002 are not materially different from those disclosed in the 30 June 2002 accounts, except as follows:

(i) Estimated maximum amounts relating to specified contingent liabilities have increased from $1,398.8 million to $1,470.1 million, mainly in relation to:

- Long term joint & several operating lease commitments of joint ventures: $42.1 million
- Several operating lease commitments of associates: $42.7 million
- Guarantees for secured credit facilities of associated entities: ($13.1) million

(ii) Estimated contingent liability specified in relation to non-judicial arbitration award issued against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 30.5 million:

- A formal judgement was entered into against VRP USA on 22 January 2003 for approximately USD 32 million plus interest. VRP USA does not have any significant assets, and intends to file an appeal against the judgement.

(iii) Estimated contingent liabilities specified in relation to a number of income tax audits by the Australian Taxation Office ("ATO"):

- During the 31 December 2002 half-year, the ATO agreed to settle the assessments totalling $56.6 million for nominal consideration; and
- the ATO alternative assessments of $85.1 million and $110.1 million were issued by the ATO in the 31 December 2002 half-year, as anticipated in the note to the 30 June 2002 accounts. The economic entity has objected against these assessments, and is highly confident that it will be able to successfully defend these assessments.

(b) Contingent Assets

Contingent assets are not materially different from those disclosed in the 30 June 2002 accounts, except as follows:

- Contingent assets, relating to the right of recourse against co-joint venturers or partners in the event that the economic entity is required to meet a joint venture or partnership liability in excess of its share, have increased from $1,054.1 million to $1,096.2 million.

9. Discontinuing Operations

During the six month period ended 31 December 2002, the economic entity discontinued the operations of A-Live Worldwide, Austereo's live concert division, and the Korean cinema operations. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding reporting periods, in accordance with AASB 1042 *Discontinuing Operations.*

10. Events Subsequent to Balance Date

(a) Film Production Division Finance Restructuring

On 12 February 2003, the Company announced a comprehensive finance restructuring for the Film Production Division and the expansion of the co-production deal with Warner Bros. This involved the Village Roadshow Ltd. Group ("VRL Group") increasing its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. Until that time, VRF was a special purpose off-balance sheet entity.

Following the restructuring, VRF has effective equity of USD 100 million and a revolving debt facility of USD 900 million. The VRL Group has contributed an additional USD 123 million subsequent to 31 December 2002, giving a total amount contributed of USD 187 million.

As a result of consolidating VRF, the VRL Group assets & liabilities will each increase by approximately AUD 950 million. The VRL Group has already taken up the following adjustments in its 31 December 2002 accounts:

(i) Provision for Loss on Loan in relation to Production Finance Restructuring: (Taken up as a Specific Item in the Statement of Financial Performance and as a provision in the Statement of Financial Position)	AUD 51.4 million
(ii) Reduction in Unearned Income: (Taken up as a Statement of Financial Position entry between Unearned Revenue & Loans Receivable)	AUD 63.8 million

(b) Proposed Acquisition of additional 16.67% share in Australian Theatres Joint Venture:

On 11 March 2003, the Company announced that the VRL Group had reached in principle agreement to acquire an additional share of 16.67% in the Australian Theatres Joint Venture for approximately $50 million, taking the total ownership to 50%.

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
DIRECTORS' DECLARATION

31 DECEMBER 2002

In accordance with a resolution of the directors of Village Roadshow Limited, I state that -

In the opinion of the directors:

a) the financial statements and notes of the consolidated entity:

   i) give a true and fair view of the financial position as at 31 December 2002 and the performance for the half-year ended on that date of the consolidated entity; and

   ii) comply with AASB 1029 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

P.E. Foo
Director

Melbourne, 11 March 2003



ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

INDEPENDENT REVIEW REPORT

To the members of Village Roadshow Limited

Scope

We have reviewed the financial report of Village Roadshow Limited for the half-year ended 31 December 2002, set out on pages 3 to 10, including the Directors' Declaration. The financial report includes the consolidated financial statements of the consolidated entity comprising Village Roadshow Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report. We have conducted an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half-year financial report of Village Roadshow Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting", and the Corporations Regulations 2001;

(b) other mandatory professional reporting requirements in Australia.

Ernst & Young

P.I Buzzard
Melbourne
Date: 11-3-03

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 14 March 2003 9:43
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



43309.pdf

ASX confirms the release to the market of Doc ID: 43309 as follows:
Release Time: 14-Mar-2003 09:42:41
ASX Code: VRL
File Name: 43309.pdf
Your Announcement Title: Possible sale of UK cinema circuit


VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

14 March 2003

VILLAGE ROADSHOW IN DISCUSSIONS ON UK CINEMA CIRCUIT

Village Roadshow and Warner Bros. today confirmed that they were in discussions with a third party for the possible sale of their jointly owned cinema circuit in the United Kingdom.

Village Roadshow Directors confirm that a further announcement will be made if there is a resultant commitment to proceed or, alternatively, if the discussions are terminated.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141, PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 11 March 2003 10:22
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



42373.pdf

ASX confirms the release to the market of Doc ID: 42373 as follows:
Release Time: 11-Mar-2003 10:21:16
ASX Code: VRL
File Name: 42373.pdf
Your Announcement Title: Increase stake in Australian multiplex cinemas

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 March 2003

Village Roadshow Increases its Stake in Australian Cinemas

Village Roadshow Ltd ("Village") today announced it had reached in principle agreement with the Greater Union Organisation ("GUO") to jointly acquire Warner Bros.' one-third interest in their Australian multiplex joint venture for approximately A$100 million.

The original joint venture between these three companies opened its first multiplex cinema in Australia in 1988 and now operates 319 screens in 29 multiplexes across mainland Australia. The acquisition will result in Village and GUO each moving from 33.3% to 50% ownership of the joint venture.

Consideration for the purchase is based on a multiple of cash flow generated by the joint venture with payment on vendor terms. In addition there is a potential performance based payment which will see the full consideration paid over the next 12 months.

Village Roadshow Managing Director, Mr Graham Burke, said "Increasing our stake in the joint venture to 50% represents a further significant move towards our objective of increasing equity and improving transparency in our core cinema exhibition territories. These cinemas are in our own backyard and have been consistently profitable over many years. Together with our partners, we have built a modern state of the art cinema circuit that will continue to produce solid results for years to come. We are delighted to continue our long standing relationship with GUO and look forward to ongoing success in the joint venture".

Mr Burke added "Our relationship with Warner Bros. has never been stronger through the recently restructured production partnership, together with Theme Parks and Cinema Exhibition in other territories. With our new production financing in place we can now look forward to the worldwide release of *The Matrix Reloaded* in May and *The Matrix Revolutions* in November".

For further information please contact: Mr Robert Kirby, Chairman
Ph: 03 9829 0668

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

** TRANSMISSION REPORT **

SID : VILLAGE ROADSHOW LTD

Number L1 : 61 3 9639 1540
Number L2 : 61 3 9639 1540

Date : 11-03-03 12:14

Date/Time	11-03 12:04
Dialled number	1900999279
Subscriber	201
Durat.	9'04"
Mode	NORMAL
Pages	29
On	Line 1
Status	Correct


VILLAGE ROADSHOW LIMITED

DATE : 11 March 2003

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1900-999-279

FROM : Shaun Driscoll

PAGES : 1 of 29

BRIEF SUMMARY OF CONTENTS:

Appendix 4B Half Year Results

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED [illegible]
[illegible]



Web Site: www.villageroadshow.com.au

DATE : 11 March 2003

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1900-999-279

FROM : Shaun Driscoll

PAGES : 1 of 29

BRIEF SUMMARY OF CONTENTS:

Appendix 4B Half Year Results

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229


VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

11 March 2003

RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2002
STRONG OPERATIONAL PERFORMANCE UNDERPINS SUCCESSFUL RESTRUCTURING

OVERVIEW

Village Roadshow Limited today announced a solid result for the half year ended 31 December 2002, with net profit after tax, specific items and discontinuing operations increasing slightly over the previous period to $46.5 million. Excluding specific items and discontinuing businesses, profit increased by 23.6%, following improved trading performances across most divisions.

The result was achieved on revenue of $440 million which was 6.4% higher than for the previous period. Total EPS was in line with the corresponding period last year.

Highlights since last balance date:

- Improved trading results from Theme Parks, Exhibition, Distribution and Production;
- Completion of the finance restructuring for the Film Production division and a move to 100% ownership of VRF by Village Roadshow which allows for the participation in *The Matrix* sequels.
- Sale of the Village Roadshow interest in the Korean cinema operations at a profit of $84 million before tax.
- Acquisition of 33.3% of Val Morgan and 50% of Eyeshop.
- Agreement in principle reached with Warner Bros for Village Roadshow and Amalgamated Holdings to jointly acquire Warner Bros.' 33.3% interest in the Australian Multiplex circuit.
- Implementation of Remuneration Committee recommendations to better align the directors' remuneration to that of the shareholders which resulted in a 20% reduction in base salaries.
- Settlement of contingent liabilities in relation to ATO assessments totalling $56.6 million, in line with the company's expectations.

Commenting on the results, Managing Director, Graham Burke, said "Exhibition, Distribution, Production and Theme Parks each contributed to the strong result with increased earnings.

"Despite the global advertising market downturn and new licences, the effect on Austereo's results was contained through strong management initiatives. Both its ratings performance and financial performance remain solid with revenue only 5.6% behind the previous corresponding period. In the final ACNielsen Survey for the half Austereo achieved the number one position for the 10 plus audience in all markets."

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

"In addition to continuing to produce strong operational performances, we have delivered a number of other structural improvements. The refinancing of the film production division and move to 100% of Village Roadshow Films BVI (VRF) provides a robust foundation for this business going forward whilst also improving transparency in the results from this division. In order to facilitate this financing the company was required in February 2003 to contribute an incremental US$123 million (A$210 million approx) in cash equity and cash collateral. The successful sale of our interests in Korea has helped underpin the finances of the company."

The outlook for the remainder of the 2003 financial year appears favourable with continued strong exhibition product, forecast improved conditions for our radio networks, culminating in the highly anticipated release of *The Matrix Reloaded* in May 2003.

OPERATING RESULT

Film Exhibition

Operating revenue for the Film Exhibition business increased by 6.3% to $200.9 million in the first half. Profit before Tax of $4.0 million was a significant improvement on last year's result of $1.4 million after adjusting for Korea.

Managing Director, Graham Burke commented "The exhibition result is attributable to the great run of product that we have enjoyed, and the professional way our teams have marketed and exploited the product line up to maximise our returns".

Reported EBITDA of $25.6 million was 23.4% higher than in the corresponding period last year. Village Roadshow's share of underlying EBITDA for continuing operations was marginally lower than the corresponding prior period largely due to the reduction in EBITDA from Argentina.

Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Half-Year to Dec 2002			Half-Year to Dec 2001		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	143,643	33,099	11,966	142,129	34,616	12,702
Asia/New Zealand	75,410	12,024	4,868	60,593	8,887	3,468
Europe	230,611	46,688	22,583	192,177	39,488	19,623
South America	6,664	2,722	1,497	21,539	9,754	5,364
Total	**456,328**	**94,533**	**40,914**	**416,438**	**92,745**	**41,157**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

The improved profit result was based on an increase in admissions from continuing territories from 43.2 million last year to 47.4 million, a 9.7% increase. EBITDA in Australia declined due to expenses associated with new sites, predominantly Knox City. Future profit will be assisted by a reduction in interest expense following the receipt of sales proceeds from Korea.

Particularly successful films during the half included *Harry Potter 2, James Bond - Die Another Day, Austin Powers in Goldmember* and *My Big Fat Greek Wedding*. Strong product has continued into 2003 with *Lord of the Rings 2, Two Weeks Notice, Chicago, Catch Me If You Can* and *8 Mile*.

The strong revenue performance was achieved despite the loss of some screen advertising revenue in Australia, New Zealand and Singapore following the financial difficulties of screen advertiser

Val Morgan. On December 27 2002, Village Roadshow, together with Greater Union and Hoyts acquired the entire Val Morgan business in order to restore it to financial viability and maintain cinema advertising into the future. Since the acquisition the business has been trading profitably. This, together with the acquisition of Eyeshop from Austereo, should provide the basis of a good sound profit contributor for the group.

A total of 5 new sites were opened in Czech Republic, Italy, Taiwan and the United Kingdom and 3 sites were closed in Australia. Total capital expenditure for the period was $40 million compared to $37 million in the previous corresponding period. During the next six months an additional 8 sites are scheduled to open. Additional capital expenditure for the balance of the financial year is now only expected to be approximately $20 million.

List of Sites & Screens – Exhibition Division – Continuing Operations [1]

	As at Jun 2002		Opened/(Closed) Jul – Dec 2002		As at Dec 2002		To be Developed Jan – Jun 2003	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	77	587	(3)	(5)	74	582	1	9
Argentina	6	69	-	-	6	69	-	-
Czech Republic	1	8	1	14	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	11	121	1	7	12	128	3	36
New Zealand	12	76	-	-	12	76	1	8
Singapore	8	58	-	-	8	58	-	-
Taiwan	5	60	1	11	6	71	3	20
United Kingdom	40	402	2	4	42	406	-	-
Total	**166**	**1,435**	**2**	**31**	**168**	**1,466**	**8**	**73**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure.

Highlights in terms of territory performance during the six months to December 31 2002 have included:

- Argentina - admissions are 11% higher than last year, an outstanding result given the challenging economic conditions.
- Singapore – admissions growth of 14% following the success of local area marketing initiatives.
- Greece – assisted by a co-branding promotion with coke, EBITDA increased substantially.
- UK - admissions have increased by 11% with 2 new sites opening during the period.
- Australia – opening of the new Knox multiplex, incorporating the state of the art giant screen "Vmax" concept, together with Europa & Gold Class.

Continued focus on local area marketing campaigns, in addition to strong product, has assisted operating performances in these territories. Australia and New Zealand held admissions steady but were able to deliver improvements in total revenue as a result of improvements in average ticket prices.

Continued problems were experienced in Czech Republic where the floods have continued to have a major adverse impact on trading with road and train access to our cinemas still effected due to the damage to bridges and subway system.

In September 2002 Village Roadshow announced the sale of its 50% interest in its cinema circuit in Korea, realising net proceeds of $132 million and net profit on sale of approximately $65 million.

On March 11, 2003, Village Roadshow announced a potential further consolidation of its exhibition interests with an agreement in principle to increase ownership in the Australian multiplex circuit from 33.3% to 50% following the proposed sale by Warner Bros. of its interests to Village Roadshow and Amalgamated Holdings. The cost of the planned acquisition is anticipated to be approximately $50 million.

Film Production

Operating profit before tax for the film production division increased by 70.6% to $28.1 million for the first half. The increase in earnings was primarily due to producer fees earned during the period. Films released during the half were *Eight Legged Freaks, Pluto Nash, Ghost Ship, Analyze That* and *Two Weeks Notice*. Results from these films have been mixed with *Pluto Nash* and *Analyze That* being disappointing at the box office and *Ghost Ship* and *Two Weeks Notice* exceeding expectations.

The remainder of the 2003 financial year will see the release of *Dreamcatcher* and the eagerly anticipated *The Matrix Reloaded.* This will be followed by *The Matrix Revolutions* being released in November 2003. Going forward, the company has a strong line up of films in development and production including *Torque, Mystic River, Taking Lives, Troy, The Expendables, Newlyweds* and *Wonder Woman.*

Subsequent to the half year end, Village Roadshow announced the completion of a comprehensive finance restructuring for the Film Production Division. This involved an increase in the facility size from US$750 million to US$900 million and an increase in Village Roadshow's ownership of Village Roadshow Films BVI to 100% at an incremental cost of US$123 million. As a result of this restructuring, the Village Roadshow group has recorded a specific expense for the six months ended December 31 2002 of $51.4 million for loan provisioning relating to the write off of the equity premium and financing set up costs of the facility.

Going forward the increased ownership means that information relating to the production division will be consolidated into Village Roadshow's results, improving transparency of production performance.

Austereo

Despite the impact of new competition and the global advertising market downturn, the first half sales revenue of $128.9 million for Austereo Group Limited was contained to being 5.6% below the comparative figure for last year. Reported EBITDA from continuing operations for the group of $50.3 million was 11.2% lower than the $56.6 million recorded last year and profit before tax of $40.2 million also declined by 13.7%. EPS was relatively less affected due to a number of share buybacks initiated in the current period.

The result included losses from the discontinuing operations of A-Live of $10.9 million. Austereo has disposed of its 50% interest in Eyeshop realising a pre-tax profit of $3.5 million. The profit has been eliminated by the Village Roadshow group as they are the initial purchaser of the investment. Eye Corp, a subsidiary of Network Ten, has pre-emptive rights which exist until 30 June 2003.

Austereo reported a strong radio audience share in the first financial half year in all markets, with the final ACNielsen survey for the half placing Austereo in the number one position for the 10 plus audience in all markets. Strong programming strategies, highly targeted marketing and creative use of promotions underpinned the ratings results. Tight fiscal management resulted in Austereo continuing to achieve strong radio operating margins.

Offshore operations demonstrated good results, with the Malaysian networks increasing audiences by 24% to 8.4 million and sales by 22% in the 2002 calendar year. In Athens, Village 88 holds the number 1 International and number 3 music station positions, with sales revenue increasing by 130% in the half. The UKRD venture increased audience listening time by 7.1% in the most recent UK RAJAR Survey.

Further, as a result of 3 off market buy backs of Austereo Group Limited shares, in which it did not participate, Village Roadshow's shareholding in Austereo increased to 59.7% as at 11 March 2003.

Theme Parks

Operating profit before tax for the theme parks division increased to $8.9 million in the first half. Reported EBITDA of $13.3 million was also up on the corresponding period last year. This result is particularly pleasing given the difficult trading conditions from international visitor numbers, exacerbated by the horrific October events in Bali.

Strong admissions growth at Warner Bros Movie World was a key contributor to the improved earnings, posting an 11.4% increase in attendances following the opening of the new *Scooby Doo Spooky Coaster* ride in June 2002 and the *Harry Potter Chamber of Secrets* attraction in December 2002.

Wet n Wild also achieved admissions growth of 1.5% boosted by favourable weather conditions and the opening of the new *Hot Springs* attraction in December 2002.

Sea World experienced a decline in admissions of 5.8% as the polar bear exhibit enters its 3rd year. However a focus on incremental revenue from unique experiences such as swim with the dolphins and sea lions actually saw the profitability of this park increase by 2.1%.

The studios had a very strong half with the opening of two new sound stages and filming of *Peter Pan* taking up all eight studios for most of the six month period. Profitability of the studios increased significantly on the corresponding period for last year.

The Sea World Nara resort achieved a significant increase in profitability compared to the previous corresponding period due to the surge of domestic holiday makers who opted for the Gold Coast instead of overseas destinations.

The performance of the theme parks division was further enhanced by cost efficiencies as a result of the group and management team restructure. In addition, as recently announced, the theme parks division has reached agreement to acquire *Paradise Country*, an Australian themed farm experience. It is intended to relocate this new attraction adjacent to Warner Bros. Movie World.

Film Distribution

The film distribution division delivered a very large increase in profit before tax from $1.2 million to $5.6 million. Reported EBITDA for the division increased proportionately.

Theatrical distribution performed strongly with *Harry Potter and the Chamber of Secrets* delivering outstanding results. *My Big Fat Greek Wedding* was also an outstanding box office success with a relatively low acquisition cost producing high profitability. Other successful titles included *Austin Powers in Goldmember* and *Crackerjack.* As a result, Roadshow achieved the highest market share for the year with 21% of Australian box office well ahead of its nearest competitor on 15.5%.

The second half of the financial year looks strong with an outstanding result from *Two Weeks Notice* and *Lord of the Rings 2* already achieved and with *The Matrix Reloaded* and *Dreamcatcher* to be released in the last quarter.

Roadshow Entertainment also achieved a very large increase in profit before tax buoyed particularly by strong DVD back catalogue sales growth which saw DVD sales double from the previous corresponding period.

Outlook

Trading results for exhibition, distribution and theme parks have been very strong over the summer holiday period. Commenting on prospects for the future, Managing Director Graham Burke said "We are aiming for improvements in performance in the first half to be carried through to our full year result. However, the company remains exposed to negatives that could arise from a war in Iraq."

"In May we release *The Matrix Reloaded* which we anticipate will provide a boost to our production, exhibition and distribution businesses towards the end of the current financial year and into next year."

For further information please contact:	Robert Kirby - Chairman (03) 9829 0668

A copy of this release can also be found at www.villageroadshow.com.au

Table of Contents

RULES 4.1, 4.3

APPENDIX 4B

Half Yearly Report

Introduced 30/6/2002.

Name of entity

Village Roadshow Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
43 010 672 054	✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities – continuing operations *(item 1.1)*	Up	4%	To	425,537
Profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.22)*	Down	N/A	To	(17,616)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	Gain (loss) of	--		--
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	2%	To	46,459

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* - Ords	N/A	N/A
- Prefs	N/A	N/A
Interim dividend *(Half yearly report only - item 15.6)*	Nil	Nil
Previous Corresponding Period:		
Final dividend *(Preliminary final Report - item 15.5)* - Ords	N/A	N/A
- Prefs	N/A	N/A
Interim dividend *(Half yearly report - item 15.7)*	Nil	Nil

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
N/A

This half yearly report is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period $A'000	Previous corresponding period $A'000
	Continuing operations		
1.1	Revenues from ordinary activities *(see items 1.23 – 1.25)*	425,537	408,428
1.2	Expenses from ordinary activities *(see items 1.26 + 1.27)*	(406,723)	(334,377)
1.3	Borrowing costs	(10,128)	(12,925)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	14,793	5,424
1.5a	**Profit (loss) from ordinary activities before tax**	**23,479**	**66,550**
1.6a	Income tax on ordinary activities *(see note 4)*	29,070	16,940
1.7a	Profit (loss) from ordinary activities after tax	(5,591)	49,610
1.8a	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9a	Net Profit (loss)	(5,591)	49,610
1.10a	Net Profit (loss) attributable to outside +equity interests	12,025	14,190
1.11a	**Net Profit (loss) for the period attributable to members - continuing operations**	**(17,616)**	**35,420**
	Discontinuing operations *(see pages 16 & 17 for full details)*		
1.5b	**Profit (loss) from ordinary activities before tax**	77,192	**10,370**
1.6b	Income tax on ordinary activities *(see note 4)*	15,689	225
1.7b	Profit (loss) from ordinary activities after tax	61,503	10,145
1.8b	Profit (loss) from extraordinary items after tax *(see item 2.5)*	--	--
1.9b	Net Profit (loss)	61,503	10,145
1.10b	Net Profit (loss) attributable to outside +equity interests	(2,572)	221
1.11b	**Net Profit (loss)for the period attributable to members – discontinuing operations**	**64,075**	**9,924**
1.11	**Net profit (loss) for the period attributable to members**	**46,459**	**45,344**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	--	--
1.13	Net exchange differences recognised in equity	9,463	9,689
1.14	Other revenue, expense and initial adjustments recognised directly in equity (being increase/(decrease) in Capital Profits Reserve)	168	(137)
1.15	Initial adjustments from UIG transitional provisions	--	--
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	9,631	9,552
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**56,090**	**54,896**

Earnings per security (EPS)

		Current period	Previous corresp. period
1.18	Basic EPS	14.31c	13.81c
1.19	Diluted EPS	14.31c	13.80c

Notes to the condensed consolidated statement of financial performance follow.

Profit (loss) from ordinary activities attributable to members – continuing operations

		Current period $A'000	Previous corresponding period $A'000
1.20	Profit (loss) from ordinary activities after tax *(item 1.7a)*	(5,591)	49,610
1.21	Less (plus) outside +equity interests	12,025	14,190
1.22	**Profit (loss) from ordinary activities after tax, attributable to members – continuing operations**	**(17,616)**	**35,420**

Revenue and expenses from ordinary activities - continuing operations (See note 15)	Current period $A'000	Previous corresponding period $A'000
1.23 Sales revenue	390,150	354,445
1.24 Interest revenue	7,948	13,554
1.25 Other relevant revenue		
Commissions/fees	7,620	14,902
Sale of non-current assets	6,242	10,403
Rental income	2,278	3,992
Other income	11,299	11,132
Total Revenues from ordinary activities - continuing operations	**425,537**	**408,428**
1.26 Details of relevant expenses:		
Employee expenses	85,289	82,994
Cost of Goods Sold	6,731	8,038
Occupancy expenses	67,500	61,719
Film hire and other film expenses	79,760	60,101
Net book value of assets sold	4,186	10,197
Net foreign currency (gains) and losses	586	(5,013)
Deferred expenditure & development costs written off	695	1,497
Provision for loss on loan (in relation to Film Production finance restructuring -refer Specific Items & Item 19.3)	51,379	--
Management & service fees paid	2,018	5,658
Advertising and promotions	9,411	9,741
Regulatory and licence fees	9,399	8,754
Agency discounts	9,329	9,345
Telecommunications	3,493	2,770
Bad and doubtful debts	1,666	1,846
General administration and other expenses	43,272	47,932
1.27 Depreciation and amortisation excluding amortisation of intangibles	30,026	26,856
Amortisation of Intangibles	1,983	1,942
Total Expenses from ordinary activities - continuing operations	**406,723**	**334,377**

Capitalised outlays		
1.28 Interest costs capitalised in asset values	790	527
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	--	--

Consolidated retained profits	Current period $A'000	Previous corresp. period $A'000
1.30 Retained profits (accumulated losses) at the beginning of the period	126,952	100,878
1.31 Net profit (loss) attributable to members *(item 1.11)*	46,459	45,344
1.32 Net transfers from (to) reserves (details of material)	87	--
1.33 Net effect of changes in accounting policies	--	--
1.34 Dividends and other equity distributions paid or payable	--	202
1.35 Retained profits (accumulated losses) at end of financial period	**173,498**	**146,424**

Reconciliation of profit from continuing operations excluding specific/significant Items	Current period $A'000	Previous corresp. period $A'000
Net Profit (loss) for the period attributable to members - continuing operations (item 1.11a)	(17,616)	35,420
Less: Specific/significant Items after tax (see below)	(61,379)	--
Net Profit (loss) excluding specific/significant items for the period attributable to members - continuing operations	**43,763**	**35,420**

Calculation of Income tax on ordinary activities (Item 1.6a & 1.6b)

	Current period $A'000	Previous corresponding period $A'000
Income tax attributable to reported profit from ordinary activities-continuing operations *(item 1.5a)*	7,044	19,965
Prior year adjustment	355	(953)
Non tax deductible expenses	16,981	319
Non-taxable income	(10,217)	(2,211)
Provision for non-current tax liabilities (refer Specific Items below)	10,000	--
Current losses not booked/(prior year losses not previously brought to account now utilised)	10,033	(1,092)
After-tax equity profits/losses included in pre-tax profit	(4,702)	488
After-tax partnership profits/losses included in pre-tax profit	(424)	424
Income tax expense/(credit) – continuing operations	**29,070**	**16,940**
Income tax expense/(credit) – discontinuing operations	15,689	225
Total Income tax expense/(credit)	**44,759**	**17,165**

Intangible and extraordinary items – continuing Operations

		Consolidated – current period – A$'000			
		Before tax (a)	Related tax (b)	Related outside +equity interests (c)	Amount (after tax) attributable to members (d)
2.1	Amortisation of goodwill	1,767	--	--	1,767
2.2	Amortisation of other intangibles	216	--	--	216
2.3	**Total amortisation of intangibles**	**1,983**	--	--	**1,983**
2.4	Extraordinary items (details)	--	--	--	--
2.5	**Total extraordinary items**	--	--	--	--

Specific/significant items

Profit (loss) from ordinary activities after tax – continuing operations (item 1.7a) contains the following specific items which are relevant in explaining the financial performance of the group (previous year amounts are items classified as 'significant')

	Current year $A'000	Previous year $A'000
Provision for loss on loan (in relation to Film Production finance restructuring -refer Item 19.3)	(51,379)	--
Related tax	--	--
Total profit (loss) from specific items before tax	**(51,379)**	--
Provision for non-current tax liabilities	(10,000)	--
Total profit (loss) from specific items after tax	**(61,379)**	--
Outside Equity Interest	--	--
Total attributable profit (loss) from specific items after tax	**(61,379)**	--

Comparison of half year profits – continuing operations *(Preliminary final report only)*

		Current year $A'000	Previous year $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations reported for the *1st* half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members – continuing operations for the *2nd* half year	N/A	N/A

Condensed consolidated statement of financial position

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	228,301	265,661	313,315
4.2	Receivables	368,803	217,643	218,089
4.3	Investments	--	--	--
4.4	Inventories	3,870	2,773	2,961
4.5	Tax assets	579	2,271	--
4.6	Other (includes production work in progress)	27,422	29,032	35,641
4.7	**Total current assets**	**628,975**	**517,380**	**570,006**
	Non-current assets			
4.8	Receivables (refer note 1 below)	284,301	342,125	269,714
4.9	Investments (equity accounted)	281,638	332,333	373,400
4.10	Other investments	15,530	15,710	18,816
4.11	Inventories	--	--	--
4.12	Exploration and evaluation expenditure capitalised	--	--	--
4.13	Development properties (+mining entities)	--	--	--
4.14	Other property, plant and equipment (net)	470,416	448,791	440,877
4.15	Intangibles (net)	51,448	50,557	51,985
4.16	Tax assets	9,710	9,104	10,004
4.17	Other (see below)	468,434	475,357	478,116
4.18	**Total non-current assets**	**1,581,477**	**1,673,977**	**1,642,912**
4.19	**Total assets**	**2,210,452**	**2,191,357**	**2,212,918**
	Current liabilities			
4.20	Payables	425,676	377,229	271,261
4.21	Interest bearing liabilities	18,003	17,880	18,963
4.22	Tax liabilities	8,799	6,977	14,032
4.23	Provisions (excluding tax liabilities)	21,893	44,922	33,566
4.24	Other (includes unearned income – partially offset by other current assets relating to film production)	8,014	10,139	10,194
4.25	**Total current liabilities**	**482,385**	**457,147**	**348,016**
	Non-current liabilities			
4.26	Payables	56,575	77,424	66,059
4.27	Interest bearing liabilities - excl. convertible notes	285,553	267,937	293,742
	- convertible notes	25,277	25,643	34,065
4.28	Tax liabilities	112,183	76,973	71,020
4.29	Provisions (excluding tax liabilities)	5,653	9,188	14,324
4.30	Other (includes unearned income)	8,287	75,436	84,821
4.31	**Total non-current liabilities**	**493,528**	**532,601**	**564,031**
4.32	**Total liabilities**	**975,913**	**989,748**	**912,047**
4.33	**Net assets**	**1,234,539**	**1,201,609**	**1,300,871**
	Equity			
4.34	Capital/contributed equity - excl. convertible notes	927,049	932,004	933,019
	- convertible notes	14,866	14,866	14,866
4.35	Reserves	(5,283)	(14,914)	54,852
4.36	Retained profits (accumulated losses)	173,498	126,952	146,424
4.37	**Equity attributable to members of the parent entity**	**1,110,130**	**1,058,908**	**1,149,161**
4.38	Outside +equity interests in controlled entities	124,409	142,701	151,710
4.39	**Total equity**	**1,234,539**	**1,201,609**	**1,300,871**
4.40	Preference capital included as part of 4.37	**626,617**	**629,356**	**629,942**

Other non-current assets (Item 4.17)	At end of Current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
Radio licences (refer note 2 below)	462,485	465,632	472,205
- Accumulated amortisation	(750)	(600)	(450)
	461,735	465,032	471,755
Other (including security deposits/ prepayments)	6,699	10,325	6,361
Total Other Non-Current Assets	**468,434**	**475,357**	**478,116**

Notes to the condensed consolidated statement of financial position

Note 1. Non-current receivables include a loan to Village Cinemas SA, the group's associated company in Argentina, of A$26.2 million, based on the 30 June 2002 exchange rate. If the 31 December 2002 exchange rate is used, the group would have an unrealised gain of A$1.2 million. The carrying value of this loan is susceptible to further changes in the Peso/AUD exchange rate.

Note 2. As at 31 December 2002, Austereo Group Limited reflect the value of Radio Licences at cost of $928.1 million. This value is supported by an independent valuation which is commissioned annually and updated six monthly. The carrying value of Radio Licences by Austereo Group Limited is currently at the lower end of the range of estimates provided by the independent valuer. The Village Roadshow Ltd. group has continued to record these Radio Licences at original cost of $462.5 million. Both the $928.1 million and $462.5 million amounts referred to above represent 100% of the Radio Licences.

5. Exploration and evaluation expenditure capitalised – N/A

6. Development properties - N/A

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	362,990	425,487
7.2	Payments to suppliers and employees	(327,020)	(312,501)
7.3	Dividends and distributions received from associates	38,057	5,078
7.4	Other dividends received	--	--
7.5	Interest and other items of similar nature received	7,948	14,039
7.6	Interest and other costs of finance paid	(10,066)	(12,698)
7.7	Income taxes paid	(7,470)	(10,270)
7.8	Other (partnership profits, exchange profits)	1,408	(1,413)
7.9	**Net operating cash flows (refer Note 1 below)**	**65,847**	**107,722**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(50,173)	(45,708)
7.11	Proceeds from sale of property, plant and equipment	2,192	10,402
7.12	Payment for purchases of equity investments	(4,826)	(41,513)
7.13	Proceeds from sale of equity investments	151,822	--
7.14	Loans to other entities	(263,202)	(45,374)
7.15	Loans repaid by other entities	104,521	66,927
7.16	Other	(12,091)	(4,127)
7.17	**Net investing cash flows**	**(71,757)**	**(59,393)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	--	9,952
7.19	Proceeds from borrowings	71,790	36,858
7.20	Repayment of borrowings	(54,051)	(44,367)
7.21	Dividends paid	(33,497)	(40,751)
7.22	Other (incl. payments for buyback of shares)	(15,692)	--
7.23	**Net financing cash flows**	**(31,450)**	**(38,308)**
7.24	**Net increase (decrease) in cash held**	**(37,360)**	**10,021**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	265,661	303,294
7.26	Exchange rate adjustments to item 7.25.	--	--
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**228,301**	**313,315**

Notes to the Condensed Consolidated Statement of Cash Flows:

Note 1: As a result of the Film Production Division Finance restructuring, there was a delay in certain operating cashflows, totalling approximately A$64 million. This amount, which would normally have been received in the 31 December 2002 half year, was received in February 2003 on completion of the restructuring. Therefore, the operating cash flows for the 31 December 2002 half-year, ignoring this timing difference, would have been A$130 million.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous Corresponding Period $A'000
8.1	Cash on hand and at bank	73,853	41,286
8.2	Deposits at call	154,448	272,029
8.3	Bank overdraft	--	--
8.4	Other (provide details)	--	--
8.5	**Total cash at end of period** *(item 7.27)*	**228,301**	**313,315**

Other notes to the condensed financial statements

Ratios

		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax - continuing operations *(item 1.5a)* as a percentage of revenue - continuing operations *(item 1.1)*	5.5%	16.3%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members - continuing operations *(item 1.11a)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(1.6%)	3.1%

Earnings per security (EPS)

		Current period	Previous Corresp. period
10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB1027: Earnings Per Share are as follows.		
	Basic EPS [1,3]	14.31c	13.81c
	Total EPS [2]	9.54c	9.49c
	Basic EPS (excluding specific items & discontinuing operations)	13.16c	9.60c
	Total EPS (excluding specific items & discontinuing operations)	8.99c	7.41c
	Weighted Average Number of shares outstanding during the period used in the calculations of EPS:		
	Ordinary Shares	235,455,340	235,953,661
	Total Shares	486,863,406	478,041,021

1. Basic EPS calculated in accordance with AASB 1027: Earnings Per Share.
2. Total EPS represents Earnings Per Share on total Ordinary and Preference shares.
3. Diluted EPS is not materially different to Basic EPS.

NTA backing *(see note 7)*

		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$2.24	$2.31

Discontinuing Operations – Current Period

12.1 During the six months ended 31 December 2002, the economic entity progressed its restructuring program by selling its cinema operations in Korea, and by discontinuing the Austereo Live division of Austereo Group Ltd. Therefore, the results of these operations have been classified as discontinuing for both the current and previous corresponding periods, in accordance with Accounting Standard AASB 1042: Discontinuing Operations. Residual activity for the operations which were discontinued in prior periods is also disclosed below. The results of discontinuing cinema operations are included in the Exhibition business segment and European and Asian geographic segment, the results of discontinuing old production operations are included in the Production business segment and the Australian and USA Geographic segments, and the results of discontinuing Austereo Live operations are included in the Radio business segment and the Australian Geographic segment. These disposals and cessation of activities are part of a major restructuring program which is aimed at improving the return on assets across the economic entity.

	Thailand Current period $A'000	India Current period $A'000	Germany Current period $A'000	Austria Current period $A'000	Malaysia Current period $A'000	Korea Current period $A'000	Total Exhibition Current period $A'000	Radio Current period $A'000	Production Current period $A'000	Total Group Current period $A'000
Financial Performance Information										
Sales revenue	--	--	--	5,978	--	--	5,978	11,776	--	17,754
Other revenue (incl. assoc. profits (losses))	--	--	202	32	5,553	138,889	144,676	--	4	144,680
Interest expense	--	--	--	--	--	--	--	224	--	224
Other expenses	--	--	1,694	7,208	5,727	47,828	62,457	22,445	116	85,018
Operating profit (loss) from discontinuing operations before tax	--	--	(1,492)	(1,198)	(174)	91,061	88,197	(10,893)	(112)	77,192
Cashflow Information										
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:										
Net operating cashflows	--	--	(1,385)	(1,863)	--	(5,708)	(8,956)	(7,704)	(116)	(16,776)
Net investing cashflows	11,766	2,706	(1,835)	--	5,311	129,571	147,519	--	--	147,519
Net financing cashflows	(141)	--	3,325	3,291	--	--	6,475	--	--	6,475
Total net cashflows	11,625	2,706	105	1,428	5,311	123,863	145,038	(7,704)	(116)	137,218
Financial Position/Other Information										
Assets – carrying amount at balance date	125	--	22,057	2,190	--	--	24,372	3,162	--	27,534
Liabilities at balance date	--	--	9,379	2,480	--	--	11,859	1,107	4,113	17,079
Net Assets at balance date	125	--	12,678	(290)	--	--	12,513	2,055	(4,113)	10,455
Net Assets disposed of or written-down	--	--	--	--	--	47,824	47,824	--	112	47,936
Selling price of net assets disposed	--	--	--	--	--	131,794	131,794	--	--	131,794
Profit/(Loss) on disposal/write-down of net assets	--	--	--	--	--	83,970	83,970	--	(112)	83,858
Tax expense (credit) relating to the disposal/write-down of net assets	--	--	--	--	--	18,955	18,955	--	--	18,955

Discontinuing Operations – Previous Corresponding Period

	Thailand Previous corresp. period $A'000	India Previous corresp. period $A'000	Germany Previous corresp period $A'000	Austria Previous corresp period $A'000	Switzerland Previous corresp period $A'000	France Previous corresp period $A'000	Korea Current period $A'000	Malaysia Previous corresp period $A'000	Total Exhibition Previous corresp period $A'000	Radio Current period $A'000	Production Previous corresp period $A'000	Total Group Previous corresp period $A'000
Financial Performance Information												
Sales revenue	--	--	--	5,802	--	--	--	--	5,802	--	--	5,802
Other revenue (incl. assoc. profits (losses))	928	323	2,424	73	--	--	8,124	--	11,872	750	1,783	14,405
Interest expense	--	--	13	--	--	--	--	--	13	--	--	13
Other expenses	50	--	2,581	8,009	(58)	(290)	--	--	10,292	--	(468)	9,824
Operating profit (loss) from discontinuing operations before tax	878	323	(170)	(2,134)	58	290	8,124	--	7,369	750	2,251	10,370
Cashflow Information												
The consolidated net cashflows of the discontinuing operation during the reporting period were as follows:												
Net operating cashflows	58	--	2,926	(727)	--	--	--	--	2,257	750	(726)	2,281
Net investing cashflows	--	--	(7,440)	(1,126)	--	--	--	--	(8,566)	--	--	(8,566)
Net financing cashflows	233	--	1,904	1,853	--	--	--	--	3,990	--	--	3,990
Total net cashflows	291	--	(2,610)	--	--	--	--	--	(2,319)	750	(726)	(2,295)
Financial Position/Other Information												
Assets – carrying amount at balance date	25,778	2,883	23,715	--	--	--	40,486	5,279	98,141	--	--	98,141
Liabilities at balance date	1,142	--	15,776	2,981	--	--	--	--	19,899	--	4,358	24,257
Net Assets at balance date	24,636	2,883	7,939	(2,981)	--	--	40,486	5,279	78,242	--	(4,358)	73,884
Net Assets disposed of or written-down	--	--	--	--	--	--	--	--	--	--	(2,251)	(2,251)
Selling price of net assets disposed	--	--	--	--	--	--	--	--	--	--	--	--
Profit/(Loss) on disposal/write-down of net assets	--	--	--	--	--	--	--	--	--	--	2,251	2,251
Tax expense (credit) relating to the disposal/write-down of net assets	--	--	--	--	--	--	--	--	--	--	--	--

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per Security

			Amount per security	Franked amount per security at 30% tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)				
15.4	**Final dividend:**	Current year - Ords	N/A	N/A	N/A
		Prefs	N/A	N/A	N/A
15.5		Previous year - Ords	N/A	N/A	N/A
		Prefs	N/A	N/A	N/A
	(Half yearly and preliminary final reports)				
15.6	**Interim dividend:**	Current year	Nil	N/A	N/A
15.7		Previous year	Nil	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A	N/A
15.9	Preference +securities	N/A	N/A

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding Period $A'000
15.10	+Ordinary securities *(each class separately)*	--	--
15.11	Preference +securities *(each class separately)*	--	--
15.12	Other equity instruments *(each class separately)*	--	--
15.13	**Total**	**-**	**-**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions) *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029: Interim Financial Reporting)*: N/A

Details of aggregate share of profits (losses) of associates and joint venture entities – continuing operations

Group's share of associates' and joint venture entities':		Current period $A'000	Previous corresponding period $A'000
16.1	Profit (loss) from ordinary activities before income tax	19,913	8,511
16.2	Income tax on ordinary activities	5,120	3,087
16.3	Profit (loss)from ordinary activities after income tax	14,793	5,424
16.4	Extraordinary items net of tax	--	--
16.5	Net profit (loss)	14,793	5,424
16.6	Adjustments	--	--
16.7	**Share of net profit (loss) of associates and joint venture entities**	**14,793**	**5,424**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax – continuing ops. (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(109)	(114)
Dartina Developments Ltd	50.00%	50.00%	865	196
Radio Newcastle Pty Ltd [2]	50.00%	--	573	--
Roadshow Distributors Pty Ltd	50.00%	50.00%	5,405	161
Roadshow Unit Trust	50.00%	50.00%	201	1,204
Sea World Property Trust	50.00%	42.85%	4,129	3,809
Tri-Village Developments BV	50.00%	50.00%	(22)	4
Village Cinemas SA [1]	55.00%	55.00%	--	(1,842)
Warner Village Cinemas SPA	45.00%	45.00%	(244)	(1,466)
Warner Village (Design & Build) Ltd	50.00%	50.00%	654	579
Warner Village Exhibition Ltd	49.99%	49.99%	2,019	3,920
Warner Roadshow Film Distributors Greece SA	50.00%	50.00%	(187)	349
Other	N/A	N/A	101	37
			13,385	6,837
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	142	141
Movie World Enterprises Partnership	50.00%	50.00%	1,132	990
Sea World Aviation Partnership	50.00%	50.00%	161	(6)
Sea World Enterprises Partnership	50.00%	50.00%	(144)	446
Tasmanian Cinemas Partnership	50.00%	50.00%	(214)	(244)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	204	(3,029)
Warner Village Cinema Management P/ship.	50.00%	50.00%	127	161
Other	N/A	N/A	--	128
			1,408	(1,413)
17.2 Total			**14,793**	**5,424**
17.3 Other Material Interests			N/A	N/A
17.4 Total			**N/A**	N/A

1. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
2. Effective 28th March 2002, 50% of the shares in Radio Newcastle Pty. Ltd. were sold, which resulted in that company ceasing to be a wholly owned subsidiary, and becoming an associated company.

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)* **A Class Preference shares**	251,040,147	251,040,147		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-- (950,490)	-- (950,490)		
18.3	**+Ordinary securities**	234,903,107	234,903,107		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	-- (800,020)	-- (800,020)		
18.5	**+Convertible debt securities** *(description and conversion factor)* **PRIDES, converting into preference shares at any time up to 30/4/2008. Each PRIDES is convertible into a minimum of 21.249 and a maximum of 25.497 A Class Preference shares. The Company has the right to redeem the PRIDES for cash on request for conversion.**	580,950	Nil	US$50.00	US$50.00
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	Nil (9,000)	Nil Nil		
18.7	**Options** *(description and conversion factor)* **Options over Ordinary shares** 2,000,000 2,000,000 2,000,000			*Exercise Price* $3.00 $4.00 $5.00	*Expiry Date (if any)* 30/11/2007 30/11/2007 30/11/2007
18.8	Issued during current period	Nil	Nil		
18.9	Exercised during current period	Nil	Nil		
18.10	Expired during current period	Nil	Nil		
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A		

Reporting by Business Segments[1] – Continuing Operations

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
AMOUNTS INCLUDING SPECIFIC ITEMS														
Revenue from external customers	197,400	190,734	8,364	6,641	128,365	136,528	71,566	44,378	--	--	19,842	30,147	425,537	408,428
Share of associates net profit (loss)	3,464	(1,718)	5,349	5,350	573	--	--	--	5,606	1,263	(199)	529	14,793	5,424
Total segment revenue	200,864	189,016	13,713	11,991	128,938	136,528	71,566	44,378	5,606	1,263	19,643	30,676	440,330	413,852
Segment result	2,482	1,190	9,225	6,357	45,087	51,550	(23,245)	16,492	5,606	1,263	(15,676)	(10,302)	23,479	66,550
Income tax revenue (expense)													29,070	16,940
Net profit													(5,591)	49,610
Profit attributed to outside equity interest													12,025	14,190
Net profit attributable to members													(17,616)	35,420

	Exhibition		Theme Parks		Radio		Production		Distribution		Unallocated		Total	
AMOUNTS EXCLUDING SPECIFIC ITEMS														
Revenue from external customers	197,400	190,734	8,364	6,641	128,365	136,528	71,566	44,378	--	--	19,842	30,147	425,537	408,428
Share of associates net profit (loss)	3,464	(1,718)	5,349	5,350	573	--	--	--	5,606	1,263	(199)	529	14,793	5,424
Total segment revenue	200,864	189,016	13,713	11,991	128,938	136,528	71,566	44,378	5,606	1,263	19,643	30,676	440,330	413,852
Segment result	2,482	1,190	9,225	6,357	45,087	51,550	28,134	16,492	5,606	1,263	(15,676)	(10,302)	74,858	66,550
Income tax revenue (expense)													19,070	16,940
Net profit													55,788	49,610
Profit attributed to outside equity interest													12,025	14,190
Net profit attributable to members													43,763	35,420

Notes:

[1] The revised AASB 1005 Segment Reporting (first applicable 30 June 2002) requires entities to present segment information in the same manner as this information is reported internally. Consequently, certain 2001 comparative items have been re-stated, including Leisure business unit results now combined with Exhibition, and Australian and New Zealand Distribution results now separately reported as Distribution.

In addition, the definition of segment revenues, segment result, segment assets and segment liabilities restricts the segment disclosures to operating activities and therefore excludes certain financing and investing transactions. The 'unallocated' column therefore combines financial information which is not reported in one of the primary business segments and transactions excluded from the segment definitions. The exclusions from segment definitions are mainly comprised of:

- Segment Revenue: interest revenue, proceeds on disposal of assets.
- Segment Result: interest revenue & expense, profit/loss on disposal of assets
- Segment Assets: cash, investments which are not equity accounted, loans receivable (other than loans to associates), tax assets.
- Segment Liabilities: borrowings, loans payable (other than loans from associates), tax liabilities.

Reconciliation of segment result and reported EBITDA analysis – continuing operations

	Segment result[1] Excluding specific items		Operating result[1] Excluding specific items		Reported EBITDA[2] Excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Exhibition	2,482	1,190	4,042	1,431	25,571	20,727
Theme Parks	9,225	6,357	8,926	6,111	13,314	9,240
Radio	45,087	51,550	40,151	46,503	50,264	56,631
Production	28,134	16,492	28,099	16,471	28,363	16,785
Distribution	5,606	1,263	5,606	1,244	6,425	2,097
Other (includes corporate overheads)	(15,676)	(10,302)	(11,966)	(5,210)	(12,403)	(8,451)
Total	**74,858**	**66,550**	**74,858**	**66,550**	**111,534**	**97,029**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Operating profit before specific items and tax	74,858	66,550
Add:		
Amortisation of intangibles	1,983	1,942
Depreciation and amortisation (excl. intangibles)	30,026	26,856
Production amortisation	(4,614)	(4,517)
Interest expense	10,128	12,925
Tax on unit trust distributions	1,878	984
Tax on partnership profits	603	(354)
Goodwill on equity profits	921	863
Less:		
Interest income	(7,948)	(13,554)
Interest from exhibition partnership/associates	3,699	5,334
Reported EBITDA (before Minority Interests)	**111,534**	**97,029**

Note 1: As outlined in the segment reporting note, certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Note 2: The revised AASB 1005 Segment Reporting (first applicable 30 June 2002) requires entities to present segment information in the same manner as this information is reported internally. Consequently, certain 2001 comparative items have been re-stated in the above EBITDA analysis, including the Leisure and Greece/Singapore Distribution business unit results now combined with Exhibition, and Australian and New Zealand Distribution results now separately reported as Distribution.

Analysis of underlying EBITDA[1] from continuing operations – Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	11,966	12,702
Asia/New Zealand	4,868	3,468
Europe	22,583	19,623
South America	1,497	5,364
Total	**40,914**	**41,157**

1 Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer narrative.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

(a) FILM PRODUCTION DIVISION FINANCE RESTRUCTURING:

On 12 February 2003, the Company announced a comprehensive finance restructuring for the Film Production Division and the expansion of the co-production deal with Warner Bros. This involved the Village Roadshow Ltd. Group ("VRL Group") increasing its ownership of Village Roadshow Films (BVI) Limited ("VRF") from 19.9% to 100%. Until that time, VRF was a special purpose off-balance sheet entity.

Following the restructuring, VRF has effective equity of USD 100 million and a revolving debt facility of USD 900 million. The VRL Group has contributed an additional USD 123 million subsequent to 31 December 2002, giving a total amount contributed of USD 187 million.

As a result of consolidating VRF, the VRL Group assets & liabilities will each increase by approximately A$950 million. The VRL Group has taken up the following adjustments in its 31 December 2002 accounts:

(i)	Provision for Loss on Loan (in relation to Production Finance restructuring): (Taken up as a Specific Item in the Statement of Financial Performance and as a provision in the Statement of Financial Position)	A$51.4 million
(ii)	Reduction in Unearned Income: (Taken up as a Statement of Financial Position entry between Unearned Revenue & Loans Receivable)	A$63.8 million

(b) PROPOSED ACQUISITION OF ADDITIONAL 16.67% SHARE IN AUSTRALIAN THEATRES JOINT VENTURE:

On 11 March 2003, the Company announced that the VRL Group had reached agreement in principle to acquire an additional share of 16.67% in the Australian Theatres Joint Venture for approximately A$50 million, taking the total ownership to 50%.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

It is anticipated that franking credits will be available to enable future dividends paid by the Company to be partly-franked.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

N/A

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

1. Contingent liabilities at 31 December 2002 are not materially different from those disclosed in the 30 June 2002 accounts, except as follows:

   (a) Estimated maximum amounts relating to specified contingent liabilities have increased from $1,398.8 million to $1,470.1 million, mainly in relation to long term joint & several operating lease commitments of joint ventures (increase of $42.1million), several operating lease commitments of associates (increase of $42.7 million) and guarantees for secured credit facilities of associated entities (decrease of $13.1 million).

   (b) Estimated contingent liability specified in relation to non-judicial arbitration award issued against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 30.5 million:
   - A formal judgement was entered into against VRP USA on 22 January 2003 for approximately USD 32 million plus interest. VRP USA does not have any significant assets, and intends to file an appeal against the judgement.

   (c) Estimated contingent liabilities specified in relation to a number of income tax audits by the Australian Taxation Office ("ATO"):
   - **During the 31 December 2002 half-year, the ATO agreed to settle the assessments totalling $56.6 million for nominal consideration; and**
   - the ATO alternative assessments of $85.1 million and $110.1 million were issued by the ATO in the 31 December 2002 half-year, as anticipated in the note to the 30 June 2002 accounts. The economic entity has objected against these assessments, and is highly confident that it will be able to successfully defend these assessments.

2. Contingent assets are not materially different from those disclosed in the 30 June 2002 accounts, except as follows:

   (a) Contingent assets, relating to right of recourse against co-joint venturers or partners in the event that the economic entity is required to meet a joint venture or partnership liability in excess of its share, have increased from $1,054.1 million to $1,096.2 million.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify initial service charges/management fees/other fees	

Annual meeting *(Preliminary final report only)*

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the +annual report will be available	

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative / pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies *(Tick one)*

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... (Company secretary) Date: 11 March 2003

Print name: PHILIP LEGGO

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting.* This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 11 March 2003 15:59
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



42491.pdf

ASX confirms the release to the market of Doc ID: 42491 as follows:
Release Time: 11-Mar-2003 15:58:44
ASX Code: VRL
File Name: 42491.pdf
Your Announcement Title: Half Year Results presentation

VILLAGE ROADSHOW LIMITED

Half Year Results Presentation
For the 6 months ended 31 Dec 2002

Presentation Outline

- Overview
- Financial Performance
- Divisional Performance
- Outlook



VILLAGE ROADSHOW LIMITED

Overview

- Sale of interest in Korean cinema operations - $84m pre-tax profit
- Move to 100% ownership of VRF by Village Roadshow which allows for participation in *The Matrix* sequels
- Heads of Agreement to acquire 50% of Warner Bros. share of Australian Multiplex circuit
- Acquisition of 33% of Val Morgan and 50% of Eyeshop
- Settlement of contingent liabilities in relation to ATO assessment totalling $56.6m for nominal consideration

Summary Result

	1H 2003 A$'000	1H 2002 A$'000	*% change*
Net Profit after Tax	46,459	45,344	2.5%
"Normalised" Net Profit after Tax	**43,763**	**35,420**	**23.6%**
EPS (Total)	*9.54c*	*9.49c*	0.5%
ROE	*7.6%*	*7.2%*	5.6%



VILLAGE ROADSHOW LIMITED

Financial Performance

Operating Result for the 6 months ending

	Dec-02	Dec-01	*% change*
	A$'000	A$'000	
Total Revenues	440,330	413,852	6.4%
Reported EBITDA	111,534	97,029	14.9%
Operating Profit before Tax	**74,858**	**66,550**	**12.5%**
Tax	(19,070)	(16,940)	12.6%
Net Profit after Tax	**55,788**	**49,610**	**12.5%**
Minority Interests	(12,025)	(14,190)	15.3%
Specific Items	(61,379)	-	
Discontinued Items	64,075	9,924	545.7%
NPAT attrib to members	**46,459**	**45,344**	**2.5%**
EPS	*9.54*	*9.49*	*0.5%*
Return on average equity	*(1.6%)*	*3.1%*	*(151.6%)*



Operating Result for the 6 months ending

	Dec-02 A$'000	Dec-01 A$'000	*% change*
Exhibition	4,042	1,431	182.5%
Theme Parks	8,926	6,111	46.1%
Radio	40,151	46,503	(13.7%)
Production	28,099	16,471	70.6%
Distribution	5,606	1,244	350.6%
Other	(11,966)	(5,210)	129.7%
Total Profit before tax	**74,858**	**66,550**	**12.5%**

Reported EBITDA for the 6 months ending

	Dec-02	Dec-01	*% change*
	A$'000	A$'000	
Exhibition	25,571	20,727	23.4%
Theme Parks	13,314	9,240	44.1%
Radio	50,264	56,631	(11.2%)
Production	28,363	16,785	69.0%
Distribution	6,425	2,097	206.4%
Other	(12,403)	(8,451)	46.8%
Total EBITDA	**111,534**	**97,029**	**14.9%**

Specific Items and Discontinuing Operations

	Dec-02	Dec-01
	A$'000	A$'000
Specific Items		
Provision for Film Production Restruct	(51,379)	
Provision for deferred income tax	(10,000)	
Total Specific Items	**(61,379)**	
Discontinuing Operations		
Profit on sale Korea (after tax)	65,015	
Operating profit/loss from discontinued operations		
- Exhibition	4,227	7,369
- Austereo Live (net of minorities)	(8,321)	529
- TV Production	(112)	2,251
Income tax on discontinued operations	3,266	(225)
Total Discontinuing Operations	**64,075**	**9,924**



Operating Cash Flow

	A$'000
Net Operating Cashflow 1H 2003	65,847
Add: Producer fees/P+A reimbursement held until Feb 2003	64,000
Less: SeaWorld Distribution	(30,000)
Normalised Operating Cashflow 1H 2003	99,847
Net Operating Cashflow 1H 2002	107,722

Profit Before Tax by Division

	Exhibition	Theme Parks	Radio	Production	Distribution	Other	TOTAL
Reported EBITDA	25,571	13,314	50,264	28,363	6,425	(12,403)	111,534
Less:							
Amort / Dep	(19,298)	(1,902)	(5,044)	(212)		(939)	(27,395)
Net Interest	(1,933)	(205)	(5,068)	(52)		1,379	(5,879)
Tax incl in pre-tax pro	(111)	(2,216)			(154)		(2,481)
Other	(188)	(65)			(665)	(3)	(921)
Profit Before Tax	**4,041**	**8,926**	**40,152**	**28,099**	**5,606**	**(11,966)**	**74,858**

Balance Sheet Summary

$m	As at 31-Dec-02	As at 30-Jun-02	As at 31-Dec-01
Total Assets	2,210	2,191	2,213
Total Liabilities	975	990	912
Net Assets	**1,235**	**1,201**	**1,301**
Cash	228	266	313
Debt	329	312	347
Net Debt	**101**	**46**	**34**
Net Debt / Equity	*8.2%*	*3.8%*	*2.6%*
Net Debt / (Net Debt + Equity)	*7.6%*	*3.7%*	*2.5%*
NTA Per Share	*$2.24*	*$2.12*	*$2.31*

VILLAGE ROADSHOW LIMITED

Divisional Performance - Exhibition

- Argentina – Admissions are 11% higher than last year
- Australia – Opening of the new Knox Multiplex
- Singapore – Admissions growth of 14% from successful marketing initiatives
- Greece – EBITDA up 16% from co-branding promotion
- UK – Admissions up 11% from opening two new sites



- Acquire 50% of Warner Bros. share of Australian multiplex circuit in 2nd half of FY 2003
- Approximate cost is $50 million
- Strong cash flow contributor
- Amalgamated Holdings acquiring remaining 50% of Warner Bros. holding

Exhibition Reported vs Underlying EBITDA

	HY2003	HY2002	% change
Reported EBITDA	25,571	20,727	23.4%
Underlying EBITDA	40,914	41,157	(0.6%)
Difference	15,343	20,430	(24.9%)

VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

- Sales revenue down 5.6% on comparative half due to new competition and advertising market downturn
- ACNielsen ratings survey – Austereo is Australia's leading music network, rating No. 1 FM in Sydney and Melbourne and No 1 10 + in Brisbane, Adelaide and Perth
- Malaysia – Increases of 24% in audience and 22% in sales for the 2002 calendar year
- Greece – Sales revenue increased 130% in the half

- Concentrate on core broadcasting business
- Eyeshop, disposed of 50% interest to Village Roadshow.
- A-Live division closed. Rumba! licence may be sold



VILLAGE ROADSHOW LIMITED

Divisional Performance – Production

- Finance restructure – increase in facility size from $US750m to $US900m from Feb 2003
- Films released – *Ghost Ship* and *Two Weeks Notice* exceeded expectations, *Pluto Nash* and *Analyse That* were disappointing
- Extension of output deal with Warner Bros.

- Increase in profitability driven by increase in production fees for period
- Unearned income reversed



VILLAGE ROADSHOW LIMITED

Divisional Performance – Theme Parks

- Admissions growth at WBMW following the opening of two new attractions – *Scooby Doo Spooky Coaster* and *Harry Potter* attraction
- Slight decline in admissions at Seaworld
- International visitors did not return to previous levels and were affected by the events in Bali
- Nara resort maintained its high occupancy levels
- Acquisition of Paradise Country



VILLAGE ROADSHOW LIMITED

Divisional Performance – Distribution

- Theatrical division enjoying record year
- Entertainment division strong, especially Sell Thru



VILLAGE ROADSHOW LIMITED

Outlook

- Exhibition – January admissions strong. February and March softer
- Theme Parks – Continue to trade well
- Radio – Soft January, expect improvement for balance of the year
- Distribution – Success continued with *Lord of the Rings 2* and *Two Weeks Notice*
- Production – Next film to release is *Dreamcatcher* in April

- *The Matrix* – May 2003 release will provide boost to all divisions.
- Roadshow concluded new free to air TV deal with Channel Nine. Also renewed Warner Bros. distribution contract to end 2008

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 17 February 2003 12:14
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



38683.pdf

ASX confirms the release to the market of Doc ID: 38683 as follows:
Release Time: 17-Feb-2003 12:14:09
ASX Code: VRL
File Name: 38683.pdf
Your Announcement Title: Change of Directors Interest Notice x 3

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	10 FEBRUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 FEBRUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEC.‹GE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**407,073**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,444,121				Director and shareholder of Positive Investments Pty Ltd
	930	4,445,051	05-Feb-03	$12.70	
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250	250			Held beneficially for First Gatoom Pty Ltd
P M Harvie	250	250			Held beneficially for First Gatoom Pty Ltd
TOTAL		**4,446,301**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	4,367	4,367			
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		7,259			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	10 FEBRUARY 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 FEBRUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS ...RBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS ⸱..⸱BY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	0 2,380,645	2,380,645	12-Feb-03	$19.3225	Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,445,051	4,445,051			Director and shareholder of Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250	250			Held beneficially for First Gatoom Pty Ltd
P M Harvie	250	250			Held beneficially for First Gatoom Pty Ltd
TOTAL		**6,826,946**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: JOHN ROSS KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	3,778	3,778			
Zuling Pty Ltd	689	689			Director and shareholder of Zuling Pty Ltd
First Gatoom Pty Ltd	2,892	2,892			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		7,359			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	10 FEBRUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 FEBRUARY 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WIL..AM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		111,822,217			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		6,544,167			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		6,000,000			

Name of Director: **GRAHAM WIL..AM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**1,397,306**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WIL..AM BURKE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	0 2,380,645	2,380,645	12-Feb-03	$19.3225	Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,445,051	4,445,051			Director and shareholder of Positive Investments Pty Ltd
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		**6,826,696**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WIL_.AM BURKE
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	11,817				
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 14 March 2003 17:53
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



43819.pdf

ASX confirms the release to the market of Doc ID: 43819 as follows:
Release Time: 14-Mar-2003 17:52:37
ASX Code: VRL
File Name: 43819.pdf
Your Announcement Title: Constitution

MEMORANDUM OF ASSOCIATION OF

VILLAGE ROADSHOW LIMITED

ACN 010 672 054

HERBERT GEER & RUNDLE
Solicitors
Level 21
385 Bourke Street
Melbourne Victoria 3000

Telephone: 61 3 9641 8613
Facsimile: 61 3 9670 0481

Ref: GB
Greg Basser

MEMORANDUM OF ASSOCIATION

OF

VILLAGE ROADSHOW LIMITED
ACN 010 672 054

1. The name of the Company is Village Roadshow Limited.

2. The capital of the Company is one (1) billion dollars divided into two (2) billion shares of $0.50 each.

3. The liability of the members is limited.

4. The full names addresses and occupations of the subscribers hereto and the number of shares they respectively agree to take are:

Name, Address and Occupation	Number of Shares
Keith Henry Moremon, 8/41 Shirley Road, WOLLSTONECRAFT Company Director	6
Keith William Kerridge, 25 Oatley Road, PADDINGTON Economist	1
Maxwell Rowan Powditch, 22 Balowrie Street, YOWIE BAY Company Director	1
Caroline Noelle Scheidat, 29 Newcastle Street, ROSE BAY Secretary	1
Kimbori Pty. Ltd. Level 23, Tower Building, Australia Square, SYDNEY	91

5. The subscribers are desirous of being formed into a company in pursuance of this Memorandum and respectively agree to take the number of shares in the capital of the Company set opposite their respective names in the last preceding paragraph hereof.

DATED this 29th day of September, 1986.

Signature of Subscriber	Number of Shares which he agrees to take	Witness
Keith Moremon	Six	Peter Russell PETER RUSSELL 4/272 Pacific Highway ARTARMON NSW Solicitor
K. Kerridge	One	Stuart Mears STUART MEARS 3 Stanhope Road KILLARA NSW Merchant Banker
Max Powditch	One	Stuart Mears STUART MEARS 3 Stanhope Road KILLARA NSW Merchant Banker
C. Scheidat	One	Peter Russell as above
Kimbori Pty. Ltd.	Ninety one	Deborah Maxwell 60 Fotheringham Street MARRICKVILLE NSW

ARTICLES
OF ASSOCIATION
OF

VILLAGE ROADSHOW
LIMITED
ACN 010 672 054

HERBERT GEER & RUNDLE
Solicitors
Level 21
385 Bourke Street
Melbourne Victoria 3000

Telephone: 61 3 9641 8613
Facsimile: 61 3 9670 0481

Ref: GB
Greg Basser

ARTICLES OF ASSOCIATION

OF

VILLAGE ROADSHOW LIMITED
ACN 010 672 054

INDEX

Section | Page

INDEX (continued)

INDEX (continued)

INDEX (continued)

INDEX (continued)

ARTICLES OF ASSOCIATION

OF

VILLAGE ROADSHOW LIMITED
ACN 010 672 054

1. PRELIMINARY

1.1 Definitions

In these Articles, unless the contrary intention appears:

(a) **"Alternate Director"** means a person for the time being holding office as an alternate director pursuant to **Article 20**;

(b) **"business days"** shall have the same meaning as is given to that expression in the Listing Rules;

(c) **"Company"** means Village Roadshow Limited (ACN 010 672 054);

(d) **"Corporation"** means any body corporate whether formed or incorporated within or outside the State;

(e) **"Corporations Law"** means the *Corporations Law* of Queensland;

(f) **"Director"** means a Director for the time being of the Company;

(g) **"Electronic Transfer System"** means any computer or electronic transfer system established or recognised by the Corporations Law or the Listing Rules for the purposes of facilitating dealing in shares or securities;

(h) **"Exchange"** means Australian Stock Exchange Limited;

(i) **"Final Redemption Date"** for the purposes of **Article 2.5**, means, in relation to a particular B Class preference share, the date or dates specified as the final redemption date or dates in the Directors' resolution originally allotting that B Class preference share;

(j) **"Holder Redemption Date"** for the purposes of **Article 2.5**, means, in relation to a particular B Class preference share, the date or dates specified as the holder redemption date or dates in the Directors' resolution originally allotting that B Class preference share;

(k) **"Home Exchange"** means the State Branch of the Exchange designated to the Company by the Exchange;

(l) **"Listing Rules"** means the Official Listing Rules of the Exchange;

(m) **"Office"** means the registered office for the time being of the Company;

(n) **"Paid up"** includes credited as paid up;

(o) **"Register"** means the register of members to be kept pursuant to the Corporations Law;

(p) **"Related Corporation"** means a corporation that is deemed to be related to the Company by virtue of Section 50 of the Corporations Law;

(q) **"Representative"** means a person appointed pursuant to **Article 14.10** read with Section 249(3) of the Corporations Law;

(r) **"Seal"** means the common seal of the Company;

(s) **"Secretary"** means the secretary for the time being of the Company and if there are joint secretaries any one or more of such joint secretaries;

(t) **"Share Seal"** means a duplicate of the Seal which is a facsimile thereof with the addition on its face of the words "Share Seal" or "Certificate Seal"; and

(u) **"State"** means the State of Queensland.

1.2 **Gender, Singular and Plural**

(a) Words importing the singular number include the plural number and vice versa;

(b) Words importing the masculine gender include the feminine gender and vice versa; and

(c) Words importing persons include Corporations and vice versa.

1.3 **Meaning as in Corporations Law**

Subject to the foregoing, words or expressions contained in these Articles shall unless the context otherwise requires be interpreted in accordance with the provisions of the Corporations Law and of the regulations pursuant thereto as in force at the date at which these Articles become binding on the Company.

1.4 **Table A not to Apply**

The Regulations contained in Table A of Schedule 1 to the Corporations Law shall not apply to the Company.

2. SHARE CAPITAL

2.1 **Classes of Shares**

(a) The share capital referred to in the Memorandum of Association shall comprise:

500,000,000 ordinary shares of $0.50 each
500,000,000 A Class preference shares of $0.50 each
70,000,000 B Class preference shares of $0.50 each
930,000,000 unclassified shares of $0.50 each

(b) The shares shall be under the control of the Directors who, subject to the provisions of the Listing Rules and to any rights for the time being attached to the shares of any special class, may issue or otherwise dispose of the same :

(i) to such persons;

(ii) on such terms and conditions;

(iii) having attached thereto such preferred, deferred, qualified or other rights;

(iv) either :

(A) at a premium; or

(B) at par; or

(C) (subject to the provisions of the Corporations Law) at a discount;

(v) at such times as the Directors think fit;

and with full power to grant options over any shares either at par or at a premium during such time and for such consideration as the Directors think fit provided that the Directors shall not without the prior approval of the Company in general meeting issue shares the effect of which is to transfer a controlling interest in the Company.

2.2 **Entitlement to Dividends**

(a) All shares issued by the Company shall be of the same nominal value.

(b) In the event of a breach of any escrow agreement entered into by the Company under the Listing Rules in relation to shares which are classified under the Listing Rules or by the Home Exchange as Restricted securities, the member holding the shares in question shall cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

2.3 **Issue of Shares to Associates**

Notwithstanding anything in these Articles, a Director (or any person who would be regarded as associated with a Director under Division 2 of Part 1.2 of the Corporations Law), may not participate directly or indirectly in an issue of shares or options or other securities if or to the extent that doing so would contravene the Listing Rules or the Corporations Law.

2.4 **A Class Preference Shares**

(a) The Company may issue A Class preference shares each of such shares upon and subject to the following terms and conditions and which confers on its holder the following rights, namely:

(i) As to meeting and voting:

the right to receive reports and accounts (including balance sheets and profit and loss accounts and all reports thereon) and to receive notice of and to attend all general meetings of the Company, but an A Class preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:

(A) on a proposal that affects rights attaching to the A Class preference share;

(B) during a period during which any dividend (or part of any dividend) payable on the A Class preference share is more than 6 months in arrears;

(C) on a proposal to reduce the share capital of the Company;

(D) on a proposal to wind up the Company;

(E) on a proposal for the sale of the Company's undertaking

and in each such case on a show of hands each person present who is a member or a representative of a member has one vote and on a poll each person present in person or by proxy representative or attorney has one vote for each A Class preference share held.

(ii) On a winding up:

the right on a winding up in priority to all other classes of shares for the time being issued to a return of the capital paid up on the A Class preference share and in addition, the right to participate in the distribution of any surplus assets of the Company equally with each fully paid ordinary share in the capital of the Company (in this **Article 2.4** and **Article 2.5**, "Ordinary Share") and pro rata on a 4.4 for 1 basis with the B Class preference shares (after the capital paid up on the ordinary shares and 22.7% of the capital paid up on the B Class preference shares has been repaid) on the basis of the number of all shares on issue.

(iii) As to dividends:

the right to receive in priority to all other classes of shares a non-cumulative dividend payable annually in respect of each financial year at the same time as payment of the final dividend on the Ordinary Shares being an amount per A Class preference share equal to the greater of:

(A) 10.175 cents; or

(B) the amount of all dividends payable in respect of that financial year on each Ordinary Share plus three cents

provided that unless the terms of issue set out in the Directors' resolution approving the allotment otherwise provide the dividend so payable in respect of the first financial year in which an A Class preference share is allotted shall be

apportioned having regard to the number of days during that financial year that have elapsed since the date of allotment and provided further that where any interim dividend is payable in respect of the Ordinary Shares, the same interim dividend (on a per share basis) shall be payable in respect of each A Class preference share and the final dividend payable pursuant to sub-paragraphs (A) and (B) shall be reduced by an equivalent sum.

Where the holders of A Class preference shares elect to participate in the Company's dividend reinvestment plan, the dividends so reinvested shall be applied towards the issue of further A Class preference shares.

(iv) As to further shares:

the right to participate in the same proportions as the other shares in the capital of the Company in any further new issues of shares (whether made out of the initial authorised capital of the Company or any increase in the authorised capital) and whether such new issues are made to shareholders by way of fully paid bonus shares or by way of rights or entitlement issue provided that the shares to be allotted to the holders of the A Class preference shares in respect of such new issues shall be A Class preference shares to be offered at a price calculated as follows:

$$NP = (NO \div MO) \times MP$$

where

NP is the price of the new A Class preference shares to be offered to the holders of A Class preference shares

NO means the price of the new ordinary shares to be offered to the holders of ordinary shares

MO means the weighted average market price of all fully paid ordinary shares sold on the Exchange during the period of five consecutive business days ending on the date prior to the announcement of the new issue

MP means the weighted average market price of A Class preference shares sold on the Exchange during the period of five consecutive business days ending on the day prior to the announcement of the new issue.

(v) As to shares ranking in priority to the A Class preference shares:

until all of the A Class preference shares have been converted to ordinary shares, no further shares may be created or issued by the Company which rank in priority to the A Class preference shares as to dividends, return of capital or premium or which otherwise rank in priority unless the issue and the proposed terms of issue have been sanctioned by a special resolution passed by the holders of the A Class preference shares.

(vi) As regards conversion:

the A Class preference shares will automatically convert to fully paid ordinary shares in circumstances where a takeover announcement or offer has been made in relation to the shares of the Company and:

(A) in the event of a Part A offer, the offer is unconditional and the Part B statement issued by the Company includes a statement by Directors of the Company recommending acceptance of the offer and/or a statement by Directors associated with Village Roadshow Corporation Limited that Village Roadshow Corporation Limited intends to accept the offer; or

(B) where a Part C announcement has been made, the Part D statement issued by the Company includes a statement by the Directors of the Company recommending that shareholders sell their shares on market pursuant to the Part C offer and/or a statement by Directors associated with Village Roadshow Corporation Limited that Village Roadshow Corporation Limited will sell its shares in the Company on market pursuant to the Part C offer.

(b) The issue of shares by the Company in priority to existing A Class preference shares or any conversion of shares to shares ranking equally or in priority to existing A Class preference shares shall be deemed to be a variation or abrogation of the rights attached to the existing A Class preference shares provided that the Company is expressly authorised from time to time to allot in accordance with **Article 2.1(b)** any ordinary shares, in accordance with **Articles 2.1(b)** and **2.5** any B Class preference shares and in accordance with **Articles 2.1(b)** and **2.4** any A Class preference shares ranking equally with existing A Class preference shares.

2.5 B Class Preference Shares

(a) In accordance with **Article 2.1(b)**, the Company may issue B Class preference shares each of such shares upon and subject, inter alia, to the following terms and conditions and which confers on its holder the following rights, namely:

(i) As to meeting and voting:

the right to receive reports and accounts (including balance sheets and profit and loss accounts and all reports thereon) and to receive notice of and to attend all general meetings of the Company, but a B Class preference share shall confer no right to vote at any general meeting except in one or more of the following circumstances:

(A) on a proposal that affects rights attaching to the B Class preference share;

(B) during a period during which any dividend (or part of any dividend) payable on the B Class preference share is more than 6 months in arrears;

(C) on a proposal to reduce the share capital of the Company;

(D) on a proposal to wind up the Company;

(E) on a proposal for the sale of the Company's undertaking

and in each such case on a show of hands each person present who is a member or a representative of a member has one vote and on a poll each person present in person or by proxy representative or attorney has one vote for each 4 B Class preference shares held.

(ii) On a winding up:

the right on a winding up to a return of 22.7% of the capital paid up on the B Class preference share and the whole of all dividends payable but unpaid on the B Class preference shares after payment of the capital paid up on the A Class preference shares but in priority to the Ordinary Shares and all

other shares and classes of preference shares for the time being issued and, in addition, the right, after the capital paid up on the ordinary shares has been repaid to participate in the distribution of any surplus assets or profits of the Company pro rata on a 1 for 4.4 basis with each A Class preference share and each Ordinary Share.

(iii) As to dividends:

the right to receive behind A Class preference shares but in priority to all other shares and classes of preference shares a non-cumulative dividend payable annually in respect of each financial year at the same time as payment of the final dividend on the Ordinary Shares being an amount per B Class preference share equal to 5% of the amount of all dividends payable in respect of that financial year on each Ordinary Share

provided that unless the terms of issue set out in the Directors' resolution approving the allotment otherwise provide the dividend so payable in respect of the first financial year in which a B Class preference share is allotted shall be apportioned having regard to the number of days during that financial year that have elapsed since the date of allotment

and provided further that where any interim dividend is payable in respect of the Ordinary Shares, an interim dividend equal to 5% of such interim dividend (on a per share basis) paid on the ordinary shares shall be payable in respect of each B Class preference share at the same time as the payment of the interim dividend on the Ordinary Shares

and provided further that if the B Class preference shares held by a holder have not been redeemed in accordance with paragraph (vi) of this **Article 2.5** at any time later than the Final Redemption Date, those B Class preference shares will confer the right to receive, behind A Class preference shares but in priority to all other classes of shares, a non-cumulative dividend payable annually in respect to each financial year ending after the Final Redemption Date at the same time as payment of the final dividend on the Ordinary Shares being an amount equal to the total amount that would have been paid to that holder had

the B Class preference shares been redeemed and the requisite number of new A Class preference shares been allotted to the holder as provided in paragraph (vi) of this **Article 2.5**

and provided further that where the immediately preceding proviso applies and where any interim dividend is payable in respect of A Class preference shares, the same interim dividend shall be payable in respect of the B Class preference shares as would have been paid had the B Class preference shares been redeemed and the requisite number of new A Class preference shares been allotted to the holder as provided in paragraph (vi) of this **Article 2.5**.

(iv) As to shares ranking in priority to the B Class preference shares:

until all of the B Class preference shares have been redeemed, no further shares may be created or issued by the Company which rank in priority to the B Class preference shares (other than A Class preference shares or ordinary shares) as to dividends, return of capital or premium or which otherwise rank in priority unless the issue and the proposed terms of issue have been sanctioned by a special resolution passed by the holders of the B Class preference shares.

(v) As regards conversion:

the B Class preference shares will have no rights of conversion to any other class of shares of the Company.

(vi) As regards redemption:

the B Class preference shares may be redeemed only out of the proceeds of an issue of A Class preference shares subscribed for by the holders of the B Class preference shares to be redeemed in accordance with this paragraph (vi) as follows:

(A) the amount to be paid in respect of the redemption of each B Class preference share shall be its par value;

(B) a B Class preference share shall be redeemed by the Company at the option of its holder on the Holder Redemption Date;

(C) each B Class preference share shall be redeemed by the Company at the option of the Company or the holder of the B Class preference shares at any time after the date being:

(1) the Final Redemption Date; or

(2) the date upon which a takeover bid (as defined in section 9 of the Corporations Law) is made on an unconditional basis or on a basis subject only to conditions relating to the non occurrence of any 'prescribed occurrence' as defined in section 603 of the Corporations Law to the holders of fully paid ordinary shares in the Company;

(D) in the event that:

(1) the holder of the B Class preference shares requires the Company to redeem the B Class preference shares in accordance with paragraphs (B) or (C) of this **Article 2.5(a)(vi)** then not less than 5 business days prior to the date upon which the holder of the B Class preference shares requires the Company to redeem the B Class preference shares it shall give to the Company at its head office in Melbourne notice in writing (in this **Article 2.5(a)(vi)**, "Holder Redemption Notice") that it requires the Company to redeem all of the B Class preference shares held by it; or

(2) the Company wishes to redeem the B Class preference shares in accordance with paragraph (C) of this **Article 2.5(a)(vi)** then not less than 5 business days prior to the date upon it wishes to redeem the B Class preference shares it shall give to such holder of the B Class preference shares notice in writing at its address in the register of members (in this **Article 2.5(a)(vi)**, "Company Redemption Notice") that it wishes to redeem all of the B Class preference shares held by that holder;

(E) where the Company has received a Holder Redemption Notice or has given a Company Redemption Notice and, as a result, there is a B class preference share about to be redeemed as provided in this paragraph (vi), every other B Class preference share held by the holder of that B Class preference share must be redeemed at the same time (the shares to be redeemed, "Redeeming Shares") and;

(1) that holder will be taken to have agreed:

i) subject to sub-paragraph (G), to subscribe, and subject to sub-paragraph (G), to be subject to a liability to pay to the Company, simultaneously with or immediately prior to redemption of the Redeeming Shares, an amount equal to the aggregate amount payable by the Company to that holder on redemption of the Redeeming Shares (as set out in the Directors' resolution originally allotting the Redeeming Shares) (such aggregate amount, "Aggregate Redemption Amount") for the subscription to the Company for a number of A Class preference shares ("New Shares") determined by dividing the Aggregate Redemption Amount by the issue price per New Share as set out in the Directors' resolution originally allotting the Redeeming Shares;

ii) to receive an allotment of those New Shares; and

iii) to be entered in the register of members of the Company as the holder of those New Shares;

(2) on or immediately after the redemption of the Redeeming Shares the Company agrees that it will be subject to a liability to pay the Aggregate Redemption Amount to the holder of those Redeeming Shares;

(3) the Company must:

i) allot as fully paid to the holder of the Redeeming Shares the New Shares determined as described in sub-paragraph (1)i) with an aggregate issue price, subject only to sub-paragraph (I), equal to the Aggregate Redemption Amount, which New Shares the Company and the holder of the Redeeming Shares agree will have been allotted for the purpose of redeeming the Redeeming Shares;

ii) redeem the Redeeming Shares on or immediately after such allotment, which Redeeming Shares the Company and the holder of the Redeeming Shares agree will be redeemed out of the proceeds of the issue of the New Shares; and

iii) subject to sub-paragraph (F) send share certificates for the New Shares to the holder of the Redeeming Shares; and

(4) simultaneously with the allotment of the New Shares to the holder of the Redeeming Shares, the liability of the holder of the Redeeming Shares to pay to the Company the amount equal to the Aggregate Redemption Amount will be set off against and satisfied and discharged by the liability of the Company to pay the Aggregate Redemption Amount to that holder;

(F) on redemption of a B Class preference share, its holder must surrender to the Company the share certificate for that share. Failure by the holder to deliver such share certificate will not prejudice or affect the redemption of the B Class preference share but in the event of such failure, the certificates for the New Shares issued as contemplated in sub-paragraph (E) above must be held by the Company in trust for the holder and delivered to the holder immediately after the certificates for the redeemed B Class preference share (or evidence satisfactory to the directors that such a certificate has been lost and an indemnity in respect of such a certificate in form and satisfactory to the directors) has been received by the Company;

(G) the liability of the holder of the Redeeming Shares to pay or contribute any amount to the Company in respect of the issue or allotment of the New Shares, whether on a winding up of the Company or otherwise,

will be limited to the amount actually received from the Company in discharge of the Company's liability under paragraph (E)(2) or which is actually applied by way of set off under paragraph (E)(4), and any such liability must be satisfied and discharged solely as described in sub-paragraph (E)(4) and the Company will have no recourse to any other assets of that holder or any other person;

(H) nothing in this paragraph (vi) is to be construed as giving the Company any security or other proprietary interest in any liability of the holder of Redeeming Shares under paragraph (vi)(D)(1)(i) or as giving that holder any security or other proprietary interest in any liability of the Company to pay or discharge the Aggregate Redemption Amount on redemption of the Redeeming Shares;

(I) to the extent that the Aggregate Redemption Amount divided by the issue price per New Share as set out in the Directors' resolution originally allotting the Redeeming Shares is not a whole number, the fraction of a New Share thus resulting will:

(1) if the Company has profits that would otherwise be available for dividends, be rounded down to the last whole number of New Shares with the excess of the Aggregate Redemption Amount to be paid by the Company out of such profits in cash to the holder of the Redeeming Shares; or

(2) if the Company does not have such profits, be rounded up to the next whole number of New Shares with the excess of the amount to be subscribed for the New Shares over the Aggregate Redemption Amount to be paid by the holder of the Redeeming Shares to the Company prior to or on redemption;

(J) notwithstanding anything contained in this paragraph (vi) of **Article 2.5(a)**, in the event that, prior to redemption of the B Class preference shares, the A Class preference shares have converted to ordinary shares in accordance with paragraph (vi) of **Article 2.5**, the shares to be subscribed for and allotted in accordance with this **Article 2.5(a)(vi)** shall be ordinary shares (not A Class preference shares) and a reference to "New Shares" wherever appearing in this **Article 2.5(a)(vi)** shall be a reference to ordinary shares;

(K) on redemption of a B Class preference share, the Company must also pay to the holder any dividend due and payable but unpaid in respect to such share

and the variation or abrogation of the rights attaching to the existing capital, if any, constituted by the issue of the New Shares is hereby expressly authorised.

(vii) Without limiting the generality of the provisions of this **Article 2.5(a)**, the following shall be deemed to be a variation or abrogation of the rights attaching to the B Class preference shares:

(A) any alteration of the provisions of the Company's Memorandum of Association in any of the ways mentioned in any of paragraphs 193(1)(b) to (d) inclusive of the Corporations Law; or

(B) any issue of shares or other transaction having an effect that the Company has insufficient authorised capital of the requisite class or insufficient unclassified authorised capital to issue the New Shares on or prior to the redemption of the B Class preference shares as contemplated by paragraph (vi).

(viii) To the extent of any inconsistency between the provisions of this **Article 2.5** and any other Articles of Association of the Company, the provisions of this **Article 2.5** will prevail.

(b) The issue of securities (other than A Class preference shares or ordinary shares) by the Company in priority to existing B Class preference shares or any conversion of securities to securities (other than A Class preference shares or ordinary shares) ranking equally or in priority to existing B Class preference shares shall be deemed to be a variation or abrogation of the rights attached to the existing B Class preference shares provided that the Company is expressly authorised from time to time to allot in accordance with **Article 2.1(b)** any ordinary shares and in accordance with **Articles 2.1(b)** and **2.4** any A Class preference shares.

2.6 **Options**

Subject to the Corporations Law and the Listing Rules, the Directors shall have power to grant options to purchase unissued shares in the capital of the Company upon such terms as they think fit.

2.7 **Brokerage and Commission**

(a) The Company may exercise the power to make payments by way of brokerage or commission in connection with subscriptions for shares in the Company in the manner provided by the Corporations Law.

(b) Payments by way of brokerage or commission may be satisfied by the payment of cash, by the allotment of fully or partly paid shares or partly by the payment of cash and partly by the allotment of fully or partly paid shares.

2.8 **Equitable Ownership**

Save as provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and accordingly shall not, except as ordered by a Court of competent jurisdiction or as by statute required, be bound to recognise any equitable or other claim to or interest in such share on the part of any other person.

2.9 **Electronic Transfer**

The Directors may do anything they consider necessary or desirable and which is permitted under the Corporations Law and the Listing Rules to facilitate the participation by the Company in any Electronic Transfer System.

3. CERTIFICATES

3.1 **Issue of Certificates**

(a) Certificates in respect of shares shall be issued under the Seal or the Share Seal except that certificates in respect of shares on a branch register may in the alternative be issued under the Seal of the Company for use in the place in which the branch register is located.

(b) The Company shall allot securities within the time limits prescribed by the Listing Rules and dispatch certificates or enter the securities into the security holder's uncertificated holding within five (5) business days of the date of allotment or lodgement of a registrable transfer.

(c) Every certificate for shares must be issued in accordance with the Corporations Law and the Listing Rules.

3.2 **Entitlement to Certificates**

(a) Subject to **Article 3.2(b)** every member shall be entitled without payment to one certificate in respect of the shares registered in his name or to several certificates in reasonable denominations.

(b) If the Company participates in an Electronic Transfer System and a member elects to hold any of his shares in uncertified form in accordance with the Listing Rules, that member shall not be entitled to a share certificate or certificates in respect of the shares he elects to hold in an uncertificated form and the Company may cancel a certificate evidencing such shares without issuing a certificate in lieu thereof.

(c) Where pursuant to **Article 3.2(b)** a member has elected to hold any of his shares in uncertified form in accordance with the Listing Rules, such member shall have the right to receive such statements of the holdings of the member as are required to be distributed to a member under the Corporations Law or the Listing Rules.

3.3 **Duplicate Certificates**

(a) If any share certificate, letter of allotment, transfer, receipt or any other document of title to shares be worn out or defaced then within five (5) business days of production thereof to the Directors the Directors shall order the same to be cancelled and shall issue a duplicate in lieu thereof in accordance with the Corporations Law and the Listing Rules.

(b) If any share certificate, letter of allotment, transfer, receipt or any other document of title to shares be lost or destroyed:

(i) a duplicate thereof shall be issued within five (5) business days of evidence of the loss or destruction provided to the Company, upon the conditions set out in the Corporations Law and the Listing Rules; and

(ii) upon payment of such fee as the Directors may from time to time determine not exceeding that prescribed pursuant to the Corporations Law.

(c) A certificate issued to replace a certificate which has been lost or destroyed shall be clearly endorsed "Issued in lieu of lost or destroyed Certificate".

3.4 Joint Holders of Shares

(a) In the case of a share held jointly by several persons the Company shall not be bound to issue a greater number of certificates in respect of the shares so held than it would issue if such shares were held by one person.

(b) Delivery of a certificate in respect of a share to any one of several joint holders named on the Register shall be deemed to be delivery to all the joint holders.

4. CALLS ON SHARES

4.1 Directors Power to Make Calls

(a) The Directors may, subject to compliance with the requirements of the Corporations Law and the Listing Rules, from time to time make such calls as they think fit upon the members in respect of all moneys unpaid (whether in respect of capital or premium) on shares held by them respectively and not by the conditions of issue thereof made payable at fixed times.

(b) Each member shall pay the amount of every call so made on him to the persons and at the times and places appointed by the Directors.

(c) A call may be made payable by instalments.

(d) A call shall be deemed to have been made when the resolution of the Directors authorising such call was passed.

4.2 Notice of Calls

Notice of calls must be made in accordance with the Listing Rules.

4.3 Payment by Instalments

(a) If by the terms of issue of any share or otherwise any amount is made payable at any fixed time or by instalments at fixed times whether on account of the amount of the share or by way of premium every such amount or instalment shall be payable as if it were a call duly made by the Directors and of which due notice had been given.

(b) All the provisions herein contained in respect of calls shall relate to such amount or instalment accordingly.

4.4 **Differentiation between Shareholders**

The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the times for payment.

4.5 **Interest on Calls**

If the sum payable in respect of any call be not paid on or before the day appointed for payment thereof the holder for the time being of the share in respect of which the call has been made shall pay interest on the same at the rate of twenty per centum per annum (or at such other rate as the Directors may from time to time determine) from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

4.6 **Joint and Several Liability**

The joint holders of a share shall be severally as well as jointly liable for the payment of all calls due in respect of such share.

4.7 **Evidence of Making of Call**

(a) On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that:

(i) the name of the member sued is entered in the Register as the holder or one of the holders of the shares in respect of such call;

(ii) that the resolution making the call is duly recorded in the minute book; and

(iii) that notice of such call was duly given to the member sued in pursuance of these Articles.

(b) Proof of the matters aforesaid shall be conclusive evidence of the debt due in respect of a call.

(c) It shall not be necessary to prove the appointment of the Directors who made such call or any other matters whatsoever.

4.8 **Payment of Uncalled Amounts**

(a) The Company may accept from any member willing to advance the same all or any part of the sum due upon the shares held by him beyond the sum actually called for.

(b) The Company may pay interest upon any advance payment, to the extent that the amount paid for the time being exceeds the amount of the calls made upon the shares in respect of which the advance payment is made, at such rate as the member who makes the advance payment and the Directors may agree, provided that the amount so paid in advance shall not confer a right to participate in a dividend declared in respect of a period prior to the date on which the amount so advanced would but for such payment have become payable.

(c) The Directors may at any time repay the amount so advanced upon giving to such member at least 14 days' notice in writing.

5. FORFEITURE OF SHARES

5.1 Notice for Payment

(a) If any member fails to pay any call on or before the day appointed for the payment of the call, the Directors may at any time thereafter during such time as the call remains unpaid, serve a notice on such member requiring him to pay:

(i) the call;

(ii) any interest that may have accrued; and

(iii) all expenses that may have been incurred by the Company by reason of such non-payment.

(b) The notice shall name a day (not being less than ten business days from the date of the notice) and a place or places on and at which such call, interest and expenses are to be paid.

(c) The notice shall also state that in the event of non-payment at or before the time and at the place appointed the shares in respect of which the call was made will be liable to be forfeited.

5.2 Non-Compliance with Notice for Payment

(a) If the requirements of any such notice are not complied with, any shares in respect of which such notice has been given may at any time thereafter before payment of all calls, interest and expenses due in respect thereof be forfeited by a resolution of the Directors to that effect.

(b) Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

5.3 Entry of Forfeiture in Register

(a) When any share shall have been so forfeited, notice of the forfeiture shall be given to the member in whose name it stood immediately prior to the forfeiture.

(b) An entry of the forfeiture with the date thereof shall be made in the Register.

(c) No forfeiture shall in any manner be invalidated by an omission or neglect to give such notice or to make such entry as specified in this **Article 5.3**.

5.4 Sale of Forfeited Shares

(a) A forfeited share may be sold or otherwise disposed of on such terms and in such manner, subject to the Corporations Law and the Listing Rules, as the Directors think fit.

(b) At any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

5.5 Transfer of Forfeited Shares

(a) The Company may receive the consideration (if any) given for a forfeited share on any sale or disposition of the share.

(b) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

(c) Where the transfer of forfeited shares is to be effected by a SCH-regulated transfer, the Company may do all such things as may be necessary or appropriate for it to do under the SCH Business Rules.

5.6 Continuing Liability

(a) Any member whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall notwithstanding be liable to pay to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture together with interest thereon from the time of forfeiture until payment at the rate of 20% per annum (or such other rate as the Directors may from time to time determine).

(b) The Directors may enforce the payment of such moneys or any part thereof if they think fit but shall not be under any obligation so to do.

5.7 Evidence of Forfeiture

A certificate in writing under the hands of two Directors or of one Director and the Secretary that :

(a) a call in respect of any shares was made;

(b) notice thereof served;

(c) default in payment of the call was made; and

(d) forfeiture of the shares was made

by resolution of the Directors to that effect shall be sufficient evidence of the facts therein stated as against all persons claiming to be entitled to such shares and of the right and title of the Company to dispose of the same.

6. LIEN

6.1 Lien on Calls on Shares

(a) The Company shall have a first and paramount lien for unpaid calls and interest and expenses connected therewith upon the specific shares registered in the name of a member (whether solely or jointly with others) in respect of which such moneys are due and unpaid and upon the proceeds of sale thereof.

(b) Such lien shall extend to all dividends from time to time declared in respect of such shares.

(c) Unless otherwise agreed the registration of a transfer of shares shall operate as a waiver of the Company's lien (if any) on such shares.

6.2 **Lien on Liability to Government**

(a) Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any share registered in the name of any member (whether solely or jointly with others) or in respect of any dividends or other moneys paid or due or payable or which may become due or payable to such member by the Company on or in respect of any such shares the Company in such case:

(i) is fully indemnified by that member or that member's executor or administrator from all such liability;

(ii) has a lien on the shares registered in the name of that member for all money paid or payable by the Company in respect of such shares under or in consequence of any such law together with interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of payment to the date of repayment;

(iii) has a lien on all dividends, rights and other moneys or distributions payable in respect of the shares registered in the name of such member for all moneys paid or payable by the Company in respect of such shares or in respect of such dividends or other moneys under or in consequence of any such law together with interest at the rate, not exceeding 20% per annum, determined by the Directors from the date of payment to the date of repayment and may deduct or set off against any such dividends or other moneys any moneys paid or payable by the Company as aforesaid together with interest as aforesaid;

(iv) may recover as a debt due from such member or that member's executor or administrator wherever constituted or situated any moneys paid by the Company under any such law; and

(v) may if any such money is paid or payable by the Company under any such law refuse to register a transfer of any shares by any such member or that member's executor or administrator until such money and interest have been set off or deducted as aforesaid or have been otherwise paid to the Company.

(b) Nothing in these Articles prejudices or affects any right or remedy which any such law may confer on the Company and as between the Company and every such member, that member's executors, administrator and estate wherever constituted or situated any right or remedy which such law confers on the Company is enforceable by the Company.

6.3 **Sale of Shares Subject to Lien**

For the purpose of enforcing any lien as aforesaid the Directors may sell the shares subject thereto in such manner as they think fit; but subject to **Article 6.2(a)** no sale shall be made until notice in writing of the intention to sell shall have been served on the member or his executors or administrators (as the case may be) and default shall have been made by him or them in the payment fulfilment or discharge of such debts or liabilities for ten business days after such notice.

6.4 **Proceeds of Sale**

The proceeds of any sale reissue or other disposal after forfeiture or sale on enforcing a lien less the costs of such sale shall be applied in or towards payment or satisfaction of the said calls, interest, expenses, moneys paid or liabilities and the residue (if any) shall be paid to the member or his executors administrators or assigns (as the case may be) or as he or they severally may direct.

6.5 **Transfer on Sale Under Lien**

(a) For the purpose of giving effect to a sale or other disposal after forfeiture or on enforcing a lien, the Company may receive the consideration (if any) given for the share so sold and may (if required) execute a transfer of the share sold in favour of the person to whom the share is sold or where the transfer of shares is to be effected as a SCH-regulated transfer, the Company may do all such things as may be necessary or appropriate for it to do to effect the transfer.

(b) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the sale of the share and the remedy of any person aggrieved by the sale or other disposal shall be in damages only and against the Company exclusively.

6.6 **Exemptions from Lien**

The Directors may at any time declare any share to be wholly or in part exempt from any lien of the Company.

7. TRANSFER OF SHARES

7.1 **Registration of Transfer**

(a) No transfer (other than a transfer under an Electronic Transfer System) shall be registered unless a proper instrument of transfer has been delivered to the Company.

(b) Except as provided by the Corporations Law the instrument of transfer of any shares shall be signed by the transferor and (if required by the Company) by the transferee.

(c) For the purposes of **Article 7.1(a)**, the instrument of transfer shall be deemed to have been signed by the transferor where it has been endorsed or validated by the stamp of the transferor's broker or confirmed by the stamp of an institutional participating investor and by the transferee, where it has been endorsed or validated by the stamp of

the transferee's broker or confirmed by the stamp of an institutional participating investor in accordance with the Listing Rules.

7.2 **Refusal to Register**

(a) The Directors shall not fail or decline to register any transfer of shares in registrable form unless -

(i) the Company has a lien upon them; or

(ii) the Directors are otherwise so permitted by the Listing Rules.

(b) The Company shall refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of securities classified by the Home Exchange as Restricted securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company under the Listing Rules in relation to such Restricted securities.

(c) Notwithstanding any other provision of these Articles, the Company must not prevent or interfere with the registration of a transfer of shares in the Company in a manner which is contrary to the provisions of any of the Listing Rules or SCH Business Rules.

7.3 **Notice of Refusal to Register**

(a) Notice of refusal to register any transfer, containing precise reasons therefor, shall be given in writing to the transferee and to any other person as may be required by the Listing Rules within five (5) business days after the date on which the transfer was lodged with the Company.

(b) Failure to give such notice will not invalidate the decision of the Directors.

7.4 **Share Ownership**

(a) Except in the case of a proper SCH transfer, the transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the Register in respect thereof.

(b) The right to any dividends declared on any shares subject to a transfer will be determined by reference to the record date for the purposes of that dividend, the date of registration of the transfer and the SCH Business Rules.

7.5 **Transfer Procedure**

(a) Shares may be transferred in writing in any usual form or in any other form approved either by the Directors or by the Exchange.

(b) In the case of a SCH-regulated transfer the Company must comply with such obligations as may be imposed on it by the Listing Rules and SCH Business Rules in connection with any transfer of shares.

7.6 **Instrument of Transfer**

(a) Every instrument of transfer shall be left at the Office or in the place where a share register is kept accompanied by the certificate in respect of the shares to be transferred, where such a certificate has been issued and has not subsequently been cancelled, and such other evidence as the Directors may require to prove the title of the transferor or his right to transfer the shares.

(b) All instruments of transfer which are registered shall be retained by the Company but any instrument of transfer which the Directors decline or refuse to register shall (except in the case of fraud) on demand be returned to the transferee.

7.7 **Suspension of Registration of Transfers**

(a) The transfer books and register of members and debenture holders may be closed during such time or times as the Directors think fit provided that no such book or register shall be closed for more than thirty days in the aggregate in any calendar year.

(b) Unless otherwise provided by the Listing Rules, at least nine (9) business days notice in writing of the intended books closing date pursuant to **Article 7.7(a)** and the reasons therefor shall be given to the Home Exchange.

(c) Closure of the transfer books and register of members and debenture holders must be effected in accordance with the Listing Rules and SCH Business Rules.

8. TRANSMISSION OF SHARES AND TRUSTS

8.1 **Recognition of Title**

(a) The executors or administrators of a deceased member (not being one of several joint holders) shall be the only persons recognised by the Company as having any title to the shares registered in the name of such member or any benefits accruing in respect thereof.

(b) In the case of the death of any one or more of the joint registered holders of any shares the survivors shall be the only persons recognised by the Company as having any title to or interest in such shares or any benefits accruing in respect thereof.

(c) Nothing herein contained shall be taken to release the estate of a deceased joint holder from any liability in respect of any shares so held.

8.2 **Person Entitled Upon Death or Bankruptcy**

Any person becoming entitled to shares in consequence of -

(a) the death or bankruptcy of any member; or

(b) any member through mental or physical infirmity becoming incapable of managing his affairs,

may, upon producing proper evidence that he sustains the character in respect of which he proposes to act under this Article or of his title and with the consent of the Directors (which they shall not be under any obligation to give), be registered as a member in respect of such shares or may, subject to the Articles as to transfers being contained, transfer such shares.

8.3 Rights of Personal Representatives

(a) A person becoming entitled to a share in the circumstances referred to in **Article 8.2** shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share except that he shall not before being registered as a holder of the share be entitled in respect of it to exercise any right conferred by membership in relation to general meetings.

(b) In the case of a Market Transfer the provisions of this Article are subject to any such obligation as may be imposed on the Company or the person entitled to the shares in the death or bankruptcy of the member by the Listing Rules, SCH Business Rules or any law.

8.4 Notice of Trusts

Except as provided by Part 6.8 of the Corporations Law no notice of any trust, whether express implied or constructive shall be entered on the Register and no liabilities shall be affected by anything done pursuant to Part 6.8 of the Corporations Law and the Company shall not be affected with notice of any trust by anything so done.

9. ALTERATION OF CAPITAL

9.1 Alteration of Share Capital

The Company may by ordinary resolution passed at a general meeting alter the provisions of its Memorandum in any one or more of the following ways -

(i) by increasing its share capital by the creation of new shares of such amount as it thinks expedient;

(ii) by consolidating and dividing all or any of its share capital into shares of larger amount than its existing shares;

(iii) by subdividing its shares or any of them into shares of smaller amount than is fixed by the Memorandum but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each share of a smaller amount shall be the same as it was in the case of the share from which the share of a smaller amount is derived; or

(iv) by cancelling shares that, at the date of the passing of the resolution to that effect, have not been taken or agreed to be taken by any person or that have been forfeited and by reducing the amount of the Company's share capital by the amount of the shares so cancelled.

9.2 **Issues at a Premium or a Discount**

A general meeting may before the issue of any new shares determine that the same or any of them shall be offered in the first instance and either at par or at a premium or at a discount to all the then holders of any class of shares in proportion to the amount of the capital held by them or make any other provisions as to the issue of the new shares.

9.3 **Reduction of Capital**

Subject to the Corporations Law and the Listing Rules the Company may by special resolution reduce :

(a) its share capital;

(b) any capital redemption reserve fund; or

(c) any share premium account.

9.4 **Buy-Back Authorisation**

(a) Subject to the Corporations Law and the Listing Rules, the Company may buy ordinary shares in the Company on terms decided by the Directors.

(b) This Article ceases to have effect on the day 3 years after the latest of the adoption of these Articles and last renewal of this Article.

10. VARIATION OF SHAREHOLDERS' RIGHTS

(a) If at any time the share capital is divided into different classes of shares the rights attached to any class may be varied or abrogated (unless otherwise provided by these Articles or by the terms of issue of the shares of that class) with the consent in writing of the holders of three-fourths of the issued shares included in that class or with the sanction of a special resolution passed at a meeting of the holders of those shares.

(b) The provisions from time to time contained in these Articles as to meetings shall mutatis mutandis apply to every such meeting but so that the necessary quorum shall be two persons at least holding or representing by proxy one-fourth of the issued shares of the class.

(c) Any holder of shares of the class present in person or by proxy may demand a poll.

11. BORROWING POWERS

11.1 **Directors Exercise of Borrowing Powers**

The Directors may from time to time at their discretion exercise all the powers of the Company to borrow or raise or secure the payment of money and to guarantee or to become liable for the payment of money or for the performance of any obligations by any company or person whatsoever or whomsoever.

11.2 Issue of Security

The Directors may exercise the powers conferred by **Article 11.1** in such manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of perpetual or redeemable debentures or any charge, bill of sale or other security on the whole or any part of the property of the Company (both present and future) including its uncalled capital for the time being.

11.3 Debentures

Any debentures may be issued at a discount, premium or otherwise and with any special privileges as to redemption surrender drawings allotment of shares attending at general meetings of the Company and otherwise.

11.4 Assignment of Securities

Debentures or other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

11.5 Commission

The Company may at any time pay a commission to any person for subscribing or agreeing to subscribe or procuring or agreeing to procure subscriptions for any debentures of the Company provided that the rate of commission shall not exceed 10% of the nominal value of the debentures in each case subscribed or agreed to be subscribed.

11.6 Indemnity for Directors

If the Directors or any of them or any other person shall become or be about to become personally liable for the payment of any sum due from the Company the Directors may execute or cause to be executed any mortgage charge bill of sale or security over or affecting the whole or any part of the assets of the Company by way of indemnity to secure the Directors or persons so becoming liable as aforesaid from any loss in respect of such liability.

12. GENERAL MEETINGS

12.1 Convening of General Meetings

(a) The Directors may whenever they think fit convene a general meeting.

(b) The Directors shall convene a general meeting on a requisition of members as provided by the Corporations Law.

12.2 Annual General Meetings

Annual general meetings shall be held in compliance with the Corporations Law and the Listing Rules.

12.3 **Amount of Notice**

Where it is proposed to pass a special resolution not less than 21 days' notice and in other cases not less than 14 days' notice of a general meeting shall be given to the members.

12.4 **Requirements of Notice**

A notice of a general meeting shall specify the place day and hour of meeting and in the case of special business the general nature of that business and in the case of an election of Directors the names of the candidates for election.

12.5 **Notice to Exchange**

The Company shall give the Home Exchange notice in writing at least:

(i) in the case of any general meeting at which Directors will be elected - five (5) business days before the closing date for the receipt of nominations for the election to the office of Director;

(ii) in the case of any other meeting to consider ordinary resolutions only - ten (10) business days before the date of the meeting; and

(iii) in the case of any other meeting to consider a special resolution - fifteen (15) business days before the date of the meeting.

12.6 **Omission to give Notice**

The accidental omission to give notice of any general meeting to or the non-receipt of any such notice by any of the members shall not invalidate any resolution passed at any such meeting.

12.7 **Notice of Adjournment**

Whenever a general meeting is adjourned for 21 days or more at least 3 days' notice of the place and hour of such adjourned meeting shall be given.

13. PROCEEDINGS AT GENERAL MEETINGS

13.1 **Annual General Meeting**

The business of an annual general meeting shall be:

(a) to receive and consider the profit and loss account, the balance sheet, and such other accounts reports and statements as are required to be laid before the meeting;

(b) to elect Directors in the place of those retiring;

(c) to determine the remuneration of the Directors;

(d) to declare dividends; and

(e) to transact any other business which (under these Articles or by the provisions of the Corporations Law) ought to be or may be transacted at an annual general meeting.

13.2 **Quorum**

(a) Three persons each being either a member or a proxy or attorney of a member or a Representative shall be a quorum for a general meeting.

(b) No business shall be transacted at any general meeting unless the requisite quorum be present at the commencement of the meeting.

13.3 **Chairman**

(a) The Chairman of Directors or in his absence the Deputy Chairman shall preside as chairman at every general meeting of the Company.

(b) If there is no such Chairman or Deputy Chairman or if at any general meeting neither the Chairman nor the Deputy Chairman shall be present at the time appointed for holding the meeting or willing to act the Director or Directors present may choose a Director (other than the Chairman or the Deputy Chairman) as chairman.

(c) If no Director be present or if all Directors present decline to take the chair then the members present shall choose one of their number to be chairman.

13.4 **No Quorum Present**

If at the expiration of half an hour from the time appointed for a general meeting a quorum is not present, the meeting if convened by the Directors upon a requisition of members or by such requisitionists as is provided by the Corporations Law shall be dissolved but in any other case it shall stand adjourned to such other day time and place as the Directors may by notice to the shareholders appoint but failing such appointment then to the same day in the next week at the same time and place as the meeting adjourned.

13.5 **No Quorum Present at Adjourned Meeting**

(a) If at any adjourned general meeting a quorum is not present at the expiration of half an hour from the time appointed for such adjourned meeting then notwithstanding **Article 13.2**, two persons, each being either a member or a proxy of a member or a Representative shall be a quorum.

(b) If two such persons are not present, the meeting shall be dissolved.

13.6 **Demand for a Poll**

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded -

(i) by the chairman;

(ii) by at least three members, present in person or by attorney or proxy or by a Representative, having the right to vote at the meeting;

(iii) by any member or members, present in person or by attorney or proxy or by a Representative, who are together entitled to not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members, present in person or by attorney or proxy or by a Representative, holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

13.7 Evidence of Resolution

A declaration by the chairman that a resolution has on a show of hands been carried or carried by a particular majority or lost or not carried by a particular majority and an entry to that effect in the book of proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

13.8 Procedure for a Poll

(a) If a poll has been demanded as aforesaid it shall be taken in such manner and at such time and place as the chairman of the general meeting directs and either at once or after an interval or adjournment or otherwise.

(b) The result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

(c) The demand for a poll may be withdrawn.

13.9 Continuance of Meeting

(a) The demand for a poll shall not prevent the continuance of the meeting or the transaction of any business other than the question on which a poll has been demanded.

(b) No poll shall be demanded on the election of a chairman of a general meeting or on a question of adjournment of a general meeting.

13.10 Adjournment of Meeting

The chairman of a general meeting may with the consent of the meeting (and shall if so directed by the meeting) adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

14. VOTES OF MEMBERS

14.1 Voting

Subject to any special rights or restrictions for the time being attaching to any class of shares in the capital of the Company and to the Listing Rules -

(a) on a show of hands every member personally present or deemed by the Corporations Law to be personally present shall have one vote;

(b) on a poll every member (not being a corporation) present in person or by attorney or proxy and every member (being a corporation) present by a Representative or by attorney or proxy shall have one vote for every share held by him or it provided that

(i) if at any time there is on issue any share which has not been fully paid up as to both par value and premium (if any) such share shall upon a poll confer only that fraction of one vote which the amount paid up on that share on account of par value and premium (excluding any amounts paid up in advance of the due date for payment thereof) bears to the total issue price thereof; and

(ii) if the total of the whole votes and fractions of votes to which a member is entitled on a poll shall not constitute a whole number then the fractional part thereof shall be disregarded.

(c) Notwithstanding this **Article 14.1** a holder of shares shall not be entitled to be present or to vote at any general meeting on any question or be reckoned in a quorum in respect of any share or shares upon which any calls due to the Company have not been paid.

(d) In the case of any dispute as to the admission or rejection of a vote the Chairman may determine the dispute and such determination shall be conclusive.

14.2 Objection to a Vote

(a) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes.

(b) Any such objection made in due time shall be referred to the chairman of the meeting whose decision made in good faith shall be final and conclusive.

14.3 Casting Vote

In the case of an equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes to which he may be entitled as a member.

14.4 Joint Holders

(a) Where there are joint registered holders of any shares any one of such persons may vote at any general meeting either personally or by proxy or by Representative in respect of such shares as if he were solely entitled thereto;

(b) If more than one of such joint holders be present at any general meeting personally or by proxy or by representative that one whose name stands first in the register in respect of such shares shall alone be entitled to vote in respect thereof.

(c) Several executors or administrators of a deceased member in whose sole name any shares stand shall for the purposes of this Article be deemed joint holders thereof.

14.5 Proxy

(a) A member who is entitled to attend and vote at a general meeting of the Company or at a meeting of any class of members of the Company is entitled to appoint not more than two other persons (whether members or not) as his proxy or proxies to attend and vote instead of the member at the meeting.

(b) A proxy has the same right to speak at a meeting as his appointor would have had if personally present.

(c) Where a member appoints two proxies, the appointment is of no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights.

14.6 Appointment of Proxy

An instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if such appointor is a corporation under its common seal or the hand of its attorney duly authorised and may contain directions as to the manner in which the proxy shall vote in respect of any particular resolution or resolutions.

14.7 Instrument appointing a Proxy

An instrument appointing a proxy and the power of attorney (if any) under which it is signed shall be deposited at the Office or at such other offices of the Company as may be specified in the Notice of Meeting prior to the time and date determined by the Directors and specified in the Notice of Meeting, provided that such time and date is not more than 48 hours before the relevant meeting.

14.8 Validity of Proxy

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death of the principal or revocation of the proxy or transfer of the share in respect of which the vote is given provided no intimation in writing of the death revocation or transfer shall have been received at the Office or by the chairman of the general meeting before the vote is given.

14.9 Form of Proxy

(a) Any form of proxy forwarded to members in respect of a proposed general meeting of members shall make provision for the member to indicate whether he wishes to vote for or against any resolution and shall be blank so far as the person primarily to be appointed as proxy is concerned.

(b) Subject to the Listing Rules, every instrument of proxy whether for a specified meeting or otherwise shall be in such form as the Directors may from time to time prescribe or accept.

(c) Any instrument of proxy in which the name of the appointee is not filled in shall be deemed to be given in favour of the chairman of the meeting to which it relates or to such other Director as the Directors shall determine.

14.10 Appointment of Representative

(a) Any Corporation which is a member of the Company may by a resolution of its Directors or other governing body:

(i) authorise such person as it thinks fit to act as its representative at all or any meetings (whether of the Company or of any class of members of the Company) to be held during the continuance of the authority; and

(ii) the person so authorised shall be entitled to exercise the same powers on behalf of the Corporation which he represents as that Corporation could exercise if it were a natural person who was a member of the Company.

(b) A certificate under the seal of the Corporation or such other document as the Chairman in his sole discretion considers sufficient ("a Certificate") shall be prima facie evidence of the appointment or of the revocation of the appointment (as the case may be) of a representative pursuant to this Article.

(c) A representative shall not be entitled to exercise nor purport to exercise any powers pursuant to a Certificate unless the Certificate shall have been produced to the Company's Officers or auditors prior to or upon gaining admission to the relevant meeting.

14.11 Attorneys

A member who wishes to be represented at a meeting of members by an attorney shall not be entitled to be so represented unless the power of attorney or other document evidencing the appointment of the attorney shall be produced to the Company's officers or auditors prior to or upon gaining admission to the relevant meeting.

15. DIRECTORS

15.1 Number of Directors

Until otherwise determined by a general meeting the number of Directors shall be not less than 3 nor more than 15 and a general meeting shall have power from time to time to increase or reduce the number of Directors in office.

15.2 No Share Qualification Required

(a) A Director need not be a member of the Company.

(b) A Director shall however be entitled to receive all notices to be served or given pursuant to **Article 12.3** and shall be entitled to attend and speak at all meetings the subject of such notices and at every meeting of the holders of every class of shares.

15.3 Appointment of Directors

(a) The Directors shall have power at any time and from time to time to appoint any other qualified person as a Director either to fill a casual vacancy or as an addition to the Directors but so that the total number of Directors shall not at any time exceed the maximum number fixed by these Articles.

(b) Any Director so appointed shall retire at the next following general meeting of the Company and shall then be eligible for re-election.

15.4 Resignation

A Director may resign from his office upon giving one week's notice in writing to the Company of his intention so to do and such resignation shall take effect upon the expiration of such notice or its earlier acceptance.

15.5 Remuneration of Non-Executive Directors

(a) The Directors (other than the Managing Director or any other full-time executive Directors) shall be paid out of the funds of the Company by way of remuneration for their services, subject to the Listing Rules such fixed sum (not being a commission on or percentage of profits or of operating revenue) unless otherwise determined from time to time by the Company in general meeting, such sum as the Directors shall from time to time determine divided among the Directors in such proportions and in such manner as the Directors may determine and in default of such determination, equally.

(b) The remuneration of the said Directors shall not be increased except at a general meeting convened by a notice specifying the intention to propose such increase, the amount of the increase and the maximum sum that may be paid.

(c) The Directors shall be paid their reasonable travelling, accommodation and other expenses incurred in consequence of their attendance at meetings of Directors or general meetings of the Company and otherwise in the execution of their duties as Directors.

(d) Subject to compliance with Section 237 of the Corporations Law the Directors may:

(i) on or within a reasonable time after a person ceases to be a Director of the Company or a Related Corporation whether by retirement, death or otherwise, make on behalf of the Company a lump sum payment or other allowance in respect of past services to such Director or to the widow, dependants, or legal

personal representatives of such Director (in such proportions as the Directors may determine); and

(ii) cause the Company to enter into a contract with a Director for the purpose of providing for or giving effect to such payment.

(e) For the purposes of this **Article 15.5** "dependant" means a person who in the opinion of the Directors was financially dependent upon a Director at the time of the death of such Director.

15.6 **Additional Remuneration**

If any Director being willing shall be called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any of the purposes of the Company the Company may pay additional remuneration to such Director in such sum as shall be determined by the Directors provided that such additional remuneration shall not be by way of commission on or percentage of operating revenue nor, except in the case of a full time executive Director, by way of commission on or percentage of profits.

15.7 **Vacancies**

The continuing Directors may act notwithstanding any vacancy in their body but for so long as the number of Directors is below the minimum fixed by these Articles the Directors shall not act except in emergencies or for the purpose of filling up vacancies or of summoning a general meeting of the Company.

15.8 **Vacation of Office**

The office of a Director shall ipso facto be vacated if he -

(i) becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health;

(ii) absents himself from the meetings of the Directors for a continuous period of three months without special leave of absence from the Directors;

(iii) resigns his office in accordance with **Article 15.4**;

(iv) is removed under the provisions of **Article 17.6**;

(v) ceases to be a Director by virtue of **Article 17.2**; or

(vi) otherwise ceases to be a Director by virtue of the Corporations Law.

15.9 **Retirement**

The office of a Director shall become vacant at the conclusion of the first annual general meeting commencing after the Director attains the age of 72 years.

16. DIRECTORS' CONTRACTS WITH COMPANY

16.1 Holding of Office

(a) A Director may hold any other office or place of profit under the Company (except that of Auditor).

(b) Any Director may (subject to the Corporations Law and the Listing Rules):

(i) be or become a director of or otherwise hold office or a place of profit in any other company promoted by the Company or in which the Company may be interested as vendor, shareholder or otherwise;

(ii) contract or make any arrangement with the Company whether as vendor, purchaser, broker, solicitor or accountant or other professional person or otherwise and any contract or arrangement entered or to be entered into by or on behalf of the Company in which any director is in any way interested if not avoided for that reason; and

(iii) participate in any association, institution, fund, trust or scheme for past or present employees or directors of the Company, a related body corporate or any of their respective predecessors in business or their dependants or persons connected with them.

16.2 Interests of Directors

(a) Subject to the provisions of the Corporations Law and the Listing Rules:

(i) no Director shall be disqualified by his office from holding any office or place of profit (except that of auditor) under the Company or under any company in which the Company shall be a shareholder or otherwise or from contracting with the Company either as vendor purchaser or otherwise;

(ii) nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested be avoided;

(iii) nor shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relations thereby established.

(b) The nature of a Director's interest in any contract, agreement or arrangement shall be declared by him as soon as practicable after the relevant facts have come to his knowledge, at a meeting of the Directors.

(c) A Director who has a material personal interest in a matter that is being considered at a meeting of Directors shall not:

(i) vote on the matter; nor

(ii) be present while the matter is being considered at a meeting; nor

(iii) be counted in a quorum during consideration of the matter.

(d) A Director may be appointed as the Director in whose presence the Seal of the Company is to be affixed to any instrument notwithstanding that he is interested in the contract or arrangement to which the instrument relates.

(e) It shall be the duty of the Secretary to record in the minutes any disclosures given by a Director in pursuance of this Article.

(f) The Company must advise the Exchange without delay of any material contract involving Directors interests in accordance with the Listing Rules.

17. ROTATION OF DIRECTORS

17.1 Retirement

(a) At every annual general meeting one third of the "relevant Directors" or if their number is not a multiple of three then the number nearest to one third shall retire from office and be eligible for re-election provided that if and so long as there are less than three "relevant Directors" then one "relevant Director" shall retire each year.

(b) For the foregoing purposes all Directors are "relevant Directors" except for any Director or Directors who by reason of **Article 15.3** holds or hold office only until that annual general meeting or who by reason of or pursuant to **Article 15.9** read with Section 228 of the Corporations Law may hold or continue to hold office only until the conclusion of that annual general meeting and except for any one Managing Director.

(c) Notwithstanding the foregoing provisions of this Article each Director (other than a Managing Director) must retire from office no later than at the third annual general meeting following his last election or appointment but may submit himself for and shall be eligible for re-election.

(d) The one third or other nearest number to retire as aforesaid shall be the one third or other nearest number who have been longest in office.

(e) As between two or more who have been in office an equal length of time, the Directors to retire shall, in default of agreement between them, be determined by lot.

(f) The length of time a Director has been in office shall be computed from his last election or appointment by a general meeting, where he has previously vacated office.

17.2 Executive Directors

(a) A Director who is also a full time executive of the Company or a Related Corporation (including a Managing Director) shall cease to be a Director when he is no longer a full time executive of either the Company or of a Related Corporation).

(b) A person ceasing to be a Director by virtue of the provisions of this Article shall not thereby be rendered ineligible for appointment or election as a Director under any other Article.

17.3 **Time of Retirement**

(a) A retiring Director shall retain office until the dissolution or adjournment of the general meeting at which he retires.

(b) A retiring Director shall be eligible for re-election.

17.4 **Vacated Offices**

The Company at any general meeting at which any Director retires or at the conclusion of which any Director ceases to hold office may subject to the provisions of these Articles fill up all or any of the vacated offices by electing a like number of persons to be Directors.

17.5 **Continuation in Office**

If at any annual general meeting at which an election of Directors ought to take place the place of any Director retiring is not filled up he shall if willing continue in office until the next annual general meeting and so on from year to year until his place is filled up unless it shall be determined at such meeting to reduce the number of Directors in office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

17.6 **Removal of Directors**

Subject to the Corporations Law a general meeting may by ordinary resolution remove any Director before the expiration of his period of office and on due notice may by like resolution appoint another qualified person in his stead.

17.7 **Nominations**

(a) No person other than a retiring Director shall be eligible for election to the office of Director at any general meeting unless in the case of a person whose nomination is recommended by the Directors, at least 14 days, and in any other case, at least thirty business days before the meeting there shall have been left at the Office:

(i) a notice in writing signed by a member duly entitled to attend and vote at the meeting for which such notice is given of his intention to propose such person for election; and

(ii) a notice in writing signed by that person of his willingness to be elected.

(b) A member duly entitled to attend and vote at the meeting may propose himself for election.

18. MANAGING DIRECTOR

18.1 Appointment of Managing Director

The Directors may from time to time appoint one or more of their body to be Managing Director or Managing Directors of the Company either for a fixed term not exceeding five years or without any limitation as to the period for which he or they is or are to hold such office and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from such office and appoint another or anothers in his or their place or places.

18.2 Not Subject to Rotation

(a) Notwithstanding anything in these Articles, a sole Managing Director shall not while he continues to hold that office be subject to retirement by rotation.

(b) A sole Managing Director shall not be taken into account in determining the rotation of retirement of Directors or the number of Directors to retire.

(c) Subject to the provisions of any contract between a Managing Director and the Company a Managing Director shall be subject to the same provisions as to resignation and removal as the other Directors of the Company.

(d) A Managing Director shall ipso facto and immediately cease to be a Managing Director if he ceases to hold the office of Director from any cause.

18.3 Remuneration of Managing Director

The remuneration of a Managing Director and also of any other full time executive director shall subject to the provisions of any contract between him and the Company from time to time be fixed by the Directors and may be by way of fixed salary or commission on or percentage of profits of the Company or of any other company in which the Company is interested but shall not be by way of commission on or percentage of operating revenue.

18.4 Powers of Managing Director

(a) The Directors may from time to time entrust to and confer upon a Managing Director for the time being such of the powers exercisable under these Articles by the Directors as they may think fit and may confer such powers for such time and to be exercised for such objects and purposes and upon such terms and conditions and with such restrictions as they think expedient.

(b) The Directors may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke withdraw alter or vary all or any of such powers.

(c) Notwithstanding anything contained herein every Managing Director shall at all times and in all respects be subject to the control of the Directors.

19. PROCEEDINGS OF DIRECTORS

19.1 Meetings of Directors

The Directors may meet together for the dispatch of business either in person or by telephone or by any other means which permits instantaneous communication and they may adjourn and otherwise regulate their meetings as they think fit.

19.2 Quorum

(a) The Directors may from time to time determine the quorum necessary for the transaction of business.

(b) Until otherwise determined three persons each of whom is a Director or Alternate Director shall be a quorum.

19.3 Convening of Meetings

(a) A Director may at any time and the Secretary upon the request of a Director shall convene a meeting of the Directors.

(b) Notice of every Directors' meeting shall be given to each Director and Alternate Director who is within Australia but it shall not be necessary to give such notice to any Director or Alternate Director who is outside Australia.

(c) The accidental omission to give notice of any meeting of Directors to or the non-receipt of any such notice by any of the Directors shall not invalidate any resolution passed at any such meeting.

19.4 Voting

(a) Questions arising at any meeting of the Directors shall be decided by a majority of votes and subject to the provisions of **Article 16** each Director shall have one vote.

(b) A person who is an Alternate Director shall be entitled (in addition to his own vote if he is a Director) to one vote on behalf of each Director whom he represents as an Alternate Director at the meeting and who is not personally present.

(c) In case of an equality of votes the Chairman shall have a second or casting vote except in cases where only two Directors are competent to vote on the question at issue in which case a motion on which the voting for and against is equal shall be declared lost.

19.5 Chairman

(a) The Directors may elect a Chairman of Directors.

(b) The Directors may also elect a Deputy Chairman who in the absence of the Chairman of a meeting of the Directors may exercise all the powers and authorities of the Chairman.

(c) If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman or Deputy Chairman is not present within half an hour of the time appointed for holding

the same the Directors present shall choose one of their number to be chairman of the meeting.

(d) The Chairman and the Deputy Chairman shall hold office until otherwise determined by the Directors or until they cease to be Directors provided that when a Director who is the Chairman or Deputy Chairman retires at an annual general meeting either by rotation or otherwise and is reappointed or re-elected as a Director at such meeting he shall not ipso facto cease to be the Chairman or Deputy Chairman as the case may be.

19.6 **Powers of Meeting**

A meeting of the Directors at which a quorum is present shall be competent to exercise all or any of the authorities powers and discretions by or under these Articles for the time being vested in or exercisable by the Directors generally.

19.7 **Delegation of Powers to a Committee**

(a) The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit and may from time to time revoke such delegation.

(b) Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Directors.

(c) The meetings and proceedings of such committee consisting of two or more members shall be governed mutatis mutandis by the provisions herein contained for regulating the meetings and proceedings of the Directors so far as the same are not inconsistent with any regulations made by the Directors under this clause provided that where a committee consists of two or more members a quorum shall be any two members or such larger number as the committee itself determines.

19.8 **Validity of Acts**

All acts done at any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of a Director or of the committee or of the person acting as aforesaid or that any Director was disqualified or not entitled to vote be as valid as if every such person or committee had been duly appointed and every Director was qualified and entitled to vote.

19.9 **Resolutions in Writing**

(a) If all the Directors entitled to receive notice of a directors meeting have signed a document containing a statement that they are in favour of a resolution of the Directors in terms set out in the document, a resolution in those terms shall be deemed to have been passed at a meeting of the Directors held on the day on which the document was signed and at the time at which the document was last signed by a Director or, if the Directors signed the document on different days, on the day on which and at the time at which the document was last signed by a Director.

(b) For the purposes of **Article 19.9(a)**, two or more separate documents containing statements in identical terms each of which is signed by one or more Directors shall together be deemed to constitute one document containing a statement in those terms signed by those Directors on the respective days on which they signed the separate documents.

(c) A document may for the purposes of this **Article 19.9** be in the form of a cablegram, radiogram, telegram, facsimile or telex.

(d) A resolution signed by an Alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an Alternate Director, it need not be signed by the Alternate Director in that capacity.

20. ALTERNATE DIRECTOR

20.1 *Appointment and Powers*

(a) Each Director shall have power from time to time to appoint any person (not being an auditor or a partner or employer or employee of an auditor of the Company) to be an Alternate Director in his place during such times and from time to time as he shall appoint and shall have power at his discretion to remove such Alternate Director.

(b) Any appointment or removal as aforesaid shall be effected by telegram telex facsimile or other notice in writing to the Company.

(c) An Alternate Director may act in the place of the Director who appointed him and shall be entitled to:

(i) attend any meeting of the Directors (whether or not the Director who appointed him is also present); and

(ii) vote at such meetings except while the Director who appointed him is present; and

(iii) shall have all the rights and powers (other than those conferred by this Article) and be subject to the duties of the Director he represents; and

(iv) shall be subject in all respects to the conditions existing with reference to the other Directors except that he shall not be entitled to be remunerated otherwise than out of the remuneration of the Director who appointed him.

(d) In respect of such remuneration (if any) the rights of the Alternate Director shall be against the Director who appointed him only and not against the Company.

(e) An Alternate Director shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him.

(f) If the appointee is already a Director of the Company he shall be entitled to vote at meetings of Directors on behalf of the Director appointing him as well as on his own behalf but for the purpose of determining whether a quorum is present shall be counted only once.

(g) If any Director who has for the time being an Alternate Director shall cease to be a Director the Alternate Director shall thereupon cease to be an Alternate Director provided however that when a Director retires at an annual general meeting either by rotation or otherwise pursuant to these Articles and is re-appointed as a Director at such meeting his Alternate Director (if any) shall not ipso facto cease to be an Alternate Director unless the instrument appointing him as an Alternate Director otherwise provides.

(h) An Alternate Director need not be a member of the Company.

20.2 **Instrument of Appointment**

Any instrument appointing an Alternate Director shall be in the following form or in such other form as the Directors may in particular cases accept -

"VILLAGE ROADSHOW LIMITED

I, the undersigned being a Director of the abovenamed Company in pursuance of the power in that behalf contained in the Articles of Association of the Company DO HEREBY NOMINATE AND APPOINT
of
to act as Alternate Director in my place and to exercise and discharge all my duties as a Director.

Signed this day of 19 .",

21. ASSOCIATE DIRECTORS

(a) The Directors may from time to time appoint any person to be an Associate Director and may from time to time cancel any such appointment.

(b) The Directors may fix determine and vary the powers duties and remuneration of any person so appointed.

(c) A person so appointed need not be a member of the Company and such person shall not have any right to attend at any meeting of the Directors except by the invitation of the Directors and if he shall attend any such meeting he shall not be reckoned in a quorum and shall not have the right to vote thereat.

22. MINUTES

(a) The Directors shall cause minutes of all proceedings of general meetings and of meetings of its Directors to be duly entered in books kept for the purpose in accordance with the requirements of the Corporations Law.

(b) Books containing the minutes of proceedings of general meetings shall be open for inspection by any member without charge.

23. POWERS AND DUTIES OF DIRECTORS

23.1 Powers of Directors

Subject to the Corporations Law and to these Articles, the management of the business of the Company shall be vested in the Directors and the Directors may exercise all such powers and do all such acts and things as the Company is authorised or permitted to exercise and do and as are not hereby or by Statute directed or required to be exercised or done by the Company in general meeting.

23.2 Sale of Main Undertaking of Company

(a) Notwithstanding **Article 23.1** any contract for the sale or disposal of the main undertaking of the Company shall be conditional upon ratification by ordinary resolution passed at a general meeting of the company.

(b) At any such meeting any person who may benefit (other than in a capacity as a member of the company) from the sale or disposal and any person who for the purposes of Division 2 of Part 1.2 of the Corporations Law would be regarded as a person associated with that person shall not be entitled to vote on the resolution to ratify the sale or disposal.

23.3 Powers in relation to Seal

The Directors may exercise all the powers of the Company in relation to any Seal for use outside the State and in relation to branch registers.

23.4 Power of Attorney

(a) The Directors may, by power of attorney, appoint any person or persons to be attorney or attorneys of the Company for such purposes, with such powers, authorities and discretions (being powers, authorities and discretions vested in or exercisable by the Directors) for such period and subject to such conditions as they think fit.

(b) Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretions vested in him.

24. SECRETARY

(a) A Secretary or Secretaries shall in accordance with the Corporations Law be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit, and any Secretary so appointed may be removed by the Directors.

(b) The Directors may also at any time appoint a person as an acting Secretary or as a temporary substitute for a Secretary who shall for the purpose of these Articles be deemed to be a "Secretary".

25. LOCAL MANAGEMENT

25.1 Conferral of Power of Management

The Directors may from time to time provide for the management and transaction of the affairs of the Company in any specified locality whether in the State or elsewhere in such manner as they shall think fit and the provisions contained in **Articles 25.2**, **25.3** and **25.4** shall be without prejudice to the general powers conferred by this paragraph.

25.2 Establishment of Local Boards

(a) The Directors from time to time and at any time may establish any local boards, management committees or agencies for managing any of the affairs of the Company in any such specified locality and may appoint any persons to be members of such local boards or any managers or agents and may fix their remuneration.

(b) (i) The Directors may delegate to any person so appointed any of the powers authorities and discretions for the time being vested in the Directors other than the power of making calls and may authorise the members for the time being of any such local board or any of them to fill up any vacancies therein and to act notwithstanding vacancies; and

(ii) any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person as appointed and may revoke or vary any such delegation.

25.3 Power of Attorney

(a) An appointment of an attorney made under **Article 23.4** may (if the Directors think fit) be made in favour of:

(i) the members or any of the members of any local board established as aforesaid; or

(ii) in favour of any company or of the members directors nominees or managers of any company or firm; or

(iii) in favour of any fluctuating body of persons whether nominated directly or indirectly by the Directors.

(b) Any such powers or attorney may contain such provisions for the protection or convenience of persons dealing with such attorney or attorneys as the Directors may think fit.

25.4 Sub-Delegation

Any such delegates or attorneys as aforesaid may be authorised by the Directors to sub-delegate all or any of the authorities and discretions for the time being vested in them.

26. BRANCH REGISTER

(a) The Company may exercise the powers conferred by Section 214 of the Corporations Law and such powers shall be vested in the Directors.

(b) The Directors may subject to Section 214 of the Corporations Law make such provisions as they think fit relating thereto and may comply with the requirements of any local law.

27. THE SEALS

27.1 Safe Custody

(a) The Directors shall provide a Seal for the Company and shall provide for the safe custody of that seal which shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf.

(b) Every instrument to which the Seal shall be affixed shall subject to any provisions contained in this Article be signed by a Director and shall be countersigned by the Secretary or by another Director or by some other person appointed by the Directors for the purpose.

27.2 Share Seal

(a) The Directors may provide for the Company to have a duplicate seal known as the Share Seal which shall be a facsimile of the Seal with the addition on its face of the words "Share Seal" or "Certificate Seal".

(b) The only documents on which the Share Seal may be used shall be certificates or other documents relating to securities issued by or options or rights to take up securities of the Company.

(c) Any such certificate or document may be issued under the Share Seal and if so issued shall be deemed to be sealed with the Seal.

(d) The Directors may determine the manner in which the Share Seal shall be affixed to or incorporated in any document and by whom such a document shall be signed.

27.3 Facsimile of Seal

The Company may have for use in any place outside the State an Official Seal which shall be a facsimile of the Seal with the addition on its face of the name of the place where it is to be used and the following provisions shall have effect -

(i) the Company may by writing under the Seal authorise any person appointed for the purpose in the relevant place outside the State to affix its Official Seal for such place to any deed or other document to which the Company in such place is a party;

(ii) the authority of any such agent shall as between the Company and any person dealing with the agent continue during the period (if any) mentioned in the instrument conferring the authority or if no period is therein mentioned then until notice of the

revocation or termination of the agent's appointment shall have been given to the person dealing with him;

(iii) the person affixing any such Official Seal shall by writing under his hand on the deed or document to which the seal is affixed certify the date and place of affixing the same; and

(iv) a deed or other document to which any such Official Seal is duly affixed shall bind the Company as if it had been sealed with the Seal of the Company.

27.4 Validity of Facsimile Seal

The Directors may determine (either generally or in a particular case and in any event subject to such conditions as they think fit) that wherever a signature is required by these Articles on a document to or in which the Seal, the Share Seal or an Official Seal is affixed or incorporated, that requirement shall be satisfied by a facsimile of the signature affixed by mechanical or other means.

28. RESERVE FUND AND DIVIDENDS

28.1 Reserve Fund

Subject always to the Corporations Law the Directors may before recommending any dividend set aside out of the profits of the Company such sums as they think proper as a reserve fund to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied, including, but not limited to the following:

(a) to meet contingencies; or

(b) for equalising dividends; or

(c) for special dividends; or

(d) for repairing improving and maintaining any property of the Company; or

(e) for such other purposes as the Directors shall in their absolute discretion think conducive to the interests of the Company.

28.2 Investment of Reserve Fund

(a) (i) The Directors may invest the several sums so set aside upon such investments (other than shares of the Company) as they may think fit; and

(ii) from time to time deal with and vary such investments; and

(iii) dispose of all or any part thereof for the benefit of the Company; and

(iv) may divide the reserve fund into such special funds as they think fit; and

(v) employ the reserve fund or any part thereof in the business of the Company without being bound to keep the same separate from the other assets.

(b) Pending any such application the reserves may at the discretion of the Directors be used in the business of the Company or be invested in such investments as the Directors think fit.

28.3 **Profits Carried Forward**

The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

28.4 **Dividends**

(a) The profits of the Company subject to any special rights or restrictions for the time being attaching to any shares and subject to **Articles 4.8** and **28.1** shall be divisible among the members in proportion to the amount of the nominal share capital paid up on the shares held by them respectively at the time as at which entitlements thereto are determined provided always that (subject as aforesaid) any nominal share capital paid up on a share during the period in respect of which a dividend is declared shall only entitle the holder of such share to an apportioned amount of such dividend as from the date of payment.

(b) A declaration by the Directors as to the amount of profits available for dividend shall be conclusive.

28.5 **Declaration of Dividends**

(a) A general meeting may declare a dividend to be paid to the members according to their rights and interests in the profits at the time of entitlement to dividend and may fix the times for determining entitlements to and for the payment of the dividend.

(b) No larger dividend shall be declared than is recommended by the Directors.

28.6 **Interest on Dividends**

No dividend shall carry interest as against the Company.

28.7 **Interim Dividends**

(a) The Directors may from time to time pay to the members such interim dividends as in their judgement the position of the Company justifies.

(b) The Directors may also pay any preferential dividends on shares issued upon terms that the preferential dividends thereon shall be payable on fixed dates.

(c) The payment of any such preferential dividend or interim dividend shall not require the sanction of a general meeting.

28.8 **Payment of Dividends**

(a) Any general meeting declaring a dividend may resolve that such dividend be paid wholly or in part by the distribution of specific assets including paid up shares in or debentures of the Company or of any other Corporation and the Directors shall give effect to that resolution.

(b) Where a difficulty arises in regard to such a distribution the Directors may:

(i) settle the matter as they consider expedient and fix the values for distribution of the specific assets or any part of those assets; and

(ii) may determine that cash payments will be made to any members on the basis of the value so fixed in order to adjust the rights of all parties; and

(iii) may vest any such specific assets in trustees as the Directors consider expedient.

28.9 **Joint Holders**

Any one of several persons who are registered as the joint holders of any share may give effectual receipts for all dividends and payments on account of dividends in respect of such shares.

28.10 **Payment by Cheque**

(a) Unless otherwise directed any dividend may be paid by cheque sent through the post to the:

(i) registered address of the member or person entitled; or

(ii) in the case of joint holders to the registered address of that one whose name stands first on the Register in respect of the joint holding.

(b) Every cheque so sent shall be made payable to the person to whom it is sent.

28.11 **Dividends subject to Lien**

The Directors may retain any dividends on which the Company has a lien and may apply the same in or towards satisfaction of the debts liabilities or engagements in respect of which the lien exists.

28.12 **Retention of Dividends**

The Directors may retain the dividends payable upon shares in respect of which any person is under **Article 8.2** entitled to become a member or which any person under that Article is entitled to transfer until such person shall become a member in respect of such shares or shall duly transfer the same.

28.13 **Transfer of Shares**

A transfer of shares shall not pass the right to any dividend declared thereon and the entitlement to which has accrued before the registration of the transfer.

28.14 **Construction of Works**

The Directors may pay interest on capital raised for the construction of works or buildings when and so far as they shall be authorised so to do pursuant to Section 202 of the Corporations Law.

28.15 **Dividend Reinvestment Plan**

(a) The Company in general meeting may from time to time by ordinary resolution resolve to authorise the Directors to implement and maintain a Plan (the "Dividend Reinvestment Plan") whereby a member may elect, by notice in writing to the Company, that dividends payable by the Company to that member be applied towards the allotment and issue of fully paid ordinary or A Class preference shares in the capital of the Company in accordance with the terms and conditions of the Dividend Reinvestment Plan.

(b) The Directors may from time to time vary the terms and conditions of the Dividend Reinvestment Plan as and when they consider appropriate and may also suspend or terminate the Dividend Reinvestment Plan.

29. CAPITALISATION OF PROFITS

29.1 **Sums to be Capitalised**

(a) The Directors or, upon the recommendation of the Directors, any general meeting may from time to time resolve that any moneys, investments or other assets forming part of the undivided profits of the Company, standing to the credit of the reserve fund or in the hands of the Company and available for dividend, or any amount representing premiums received on the issue of shares and standing to the credit of the share premium account, be capitalised and distributed amongst shareholders.

(b) Such distribution shall be made to such shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportions, on the footing that they become entitled thereto as capital and that all or any part of such capitalised fund be applied on behalf of such shareholders:

(i) in paying up in full either at par or at such premium as the resolution may provide any unissued shares or debentures of the Company which shall be distributed accordingly, or

(ii) in or towards payment of the uncalled liability on any issued shares or debentures of the Company

and that such distribution or payment shall be accepted by such shareholders in full satisfaction of their interest in the said capitalised sum.

(c) The resolution may fix the time as at which entitlements to such distributions are determined.

29.2 Adjustment of Rights Between Members

For the purposes of giving effect to any resolution under **Article 29.1** the Directors may settle any difficulty which may arise in regard to the distribution as they think expedient and in particular may:

(i) in cases where shares or debentures become issuable in fractions may issue fractional certificates, make cash payments or declare that fractions be ignored; and

(ii) authorise any person to make on behalf of all the members entitled to any further shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised and any agreement made under such authority shall be effective and binding on all members concerned.

30. ACCOUNTS

30.1 Accounts to be Kept

The Company shall keep or cause to be kept such accounting and other records as will correctly record and explain the transactions and financial position of the Company and shall keep such records in such manner as will enable the preparation from time to time of true and fair accounts of the Company and for such accounts to be conveniently and properly audited in accordance with the requirements of the Corporations Law and the Listing Rules.

30.2 Disclosure at Annual General Meeting

At the annual general meeting in every year the Directors shall lay before the Company a profit and loss account and balance sheet for the last financial year of the Company together with such other accounts reports and statements as are required by the Corporations Law.

30.3 Notice of Financial Statements

A copy of every document which is by **Article 30.2** required to be laid before each annual general meeting shall be sent to all persons entitled to receive notices of general meetings with the notice of meeting but in any event not later than four months after the end of the financial year.

31. AUDITOR

The auditors shall be appointed and may be removed as provided in the Corporations Law and they shall perform such duties and have such rights and powers as may be provided in the Corporations Law and the Listing Rules.

32. INSPECTION OF RECORDS

(a) The Directors shall determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company will be open to the inspection of members other than Directors.

(b) A member not being a Director does not (except as provided by law or authorised by the Directors) have the right to inspect or to require or receive any information or to require discovery of any record or document of the Company or any information respecting any detail of the Company's trading or business including any matter which is or may be in the nature of a trade secret mystery of trade or secret process relating to the conduct of the business of the Company.

33. NOTICES

33.1 Notice by Post

(a) A notice may be served by the Company upon any member either personally or by leaving it for him at his registered place of address or by sending it through the post in a pre-paid letter envelope or wrapper addressed to such member at such registered place of address.

(b) Each member whose registered place of address is not in the Commonwealth of Australia may from time to time notify in writing to the Company an address in the Commonwealth of Australia which shall be deemed his registered place of address within the meaning of the last preceding paragraph.

(c) As regards those members who have no registered place of address in the Commonwealth of Australia all notices shall be posted by air-mail.

33.2 Notice to Joint Holders

All notices shall with respect to any shares to which persons are jointly entitled be given to whichever of such persons is named first in the Register and notice so given shall be sufficient notice to all holders of such shares.

33.3 Notice by Advertisement

Any notice required or allowed to be given by the Company to the members or any of them by advertisement shall unless otherwise stipulated be sufficiently advertised if advertised once in a national newspaper, or a newspaper circulating in each of the States in which the Company conducts its business.

33.4 Time of Service of Notice

(a) Any notice sent by post shall be deemed to have been served on business day following the day on which the letter envelope or wrapper containing the same is posted as aforesaid and in proving such service it shall be sufficient to prove that the letter envelope or wrapper containing the notice was properly addressed and put into the post office or other public postal receptacle.

(b) A certificate in writing signed by any manager Secretary or other officer of the company that the letter envelope or wrapper containing the notice was so addressed and posted shall be conclusive evidence thereof.

33.5 **Sufficient Service Deemed**

(a) Any notice or document sent by post to or left at the registered address of any member in pursuance of these Articles shall notwithstanding such member be then deceased and whether or not the Company has notice of his decease be deemed to have been duly served in respect of any shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof.

(b) Such service shall for all purposes of these Articles be deemed a sufficient service of such notice on his heirs executors or administrators and all persons (if any) jointly interested with him in any such shares.

33.6 **Notices Binding**

Every person who by operation of law transfer or other means whatsoever becomes entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register was given to the person from whom he derived his title to such share and to every previous holder thereof.

33.7 **Signature on Notice**

The signature to any notice to be given by the Company may be written or printed or a facsimile thereof may be affixed by mechanical or other means.

34. WINDING UP

34.1 **Distribution of Assets**

If the Company is wound up, the liquidator may, with the sanction of a special resolution:

(i) divide among the members in kind the whole or any part of the property of the Company; and

(ii) may for that purpose set such value as he considers fair upon any property to be so divided; and

(iii) may determine how the division is to be carried out as between the members or different classes of members; and

(iv) in the absence of any such determination, the property of the Company shall be divided amongst the members in proportion to the nominal share capital paid up on their shares.

34.2 **Powers of Liquidator**

The liquidator may, with the sanction of a special resolution, vest the whole or any part of such property in trustees upon such trusts for the benefit of the contributories or any of them as the liquidator thinks fit.

34.3 **Property subject to Liability**

No member shall, under the provisions of this Article, be compelled to accept any property in respect of which there is any liability.

34.4 **Restricted Securities**

If the Company at any time has share capital classified by the Home Exchange as Restricted securities and an order is made for the winding up of the Company or it is resolved by a special resolution to wind up the Company, then on a distribution of assets to shareholders share capital classified by the Home Exchange as Restricted securities at the time of the commencement of the winding up shall rank behind all other share capital.

35. INDEMNITY

35.1 To the extent permitted by law, the Company indemnifies every officer and auditor of the Company against any liability incurred by that person:

(a) in his or her capacity as an officer or auditor of the Company; and

(b) to a person other than the Company or a related body corporate of the Company.

35.2 The Company indemnifies every officer and auditor of the Company against any liability for costs and expenses incurred by the person in his or her capacity as an officer or auditor of the Company:

(a) in defending any proceedings, whether civil or criminal, in which judgement is given in favour of the person or in which the person is acquitted; or

(b) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Law,

provided that the officer or auditor has obtained the Company's prior written approval (which shall not be unreasonably withheld) to incur costs and expenses in relation to the proceedings.

36. COMPLIANCE WITH LISTING RULES AND SCH BUSINESS RULES

For so long as the securities of the Company shall be admitted to the Official List of Australian Stock Exchange Limited then notwithstanding any other provision to the contrary contained in these Articles;

(i) these Articles shall not be amended in a manner which is inconsistent with any of the provisions of the Listing Rules or the SCH Business Rules; and

(ii) in accordance with the provisions of Section 777 of the Corporations Law the Company shall be under an obligation to comply with, observe and give effect to the Listing Rules and the SCH Business Rules.

Shaun Driscoll

From: ASX.Online@asx.com.au
Sent: 17 March 2003 17:03
To: Shaun Driscoll
Subject: VRL - ASX Online e-Lodgement - Confirmation of Release



44244.pdf

ASX confirms the release to the market of Doc ID: 44244 as follows:
Release Time: 17-Mar-2003 17:02:21
ASX Code: VRL
File Name: 44244.pdf
Your Announcement Title: Change of Directors Interest notice x4

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	17 FEBRUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	1,000	1,000			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,920,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	167	167			
Wathroad Pty Ltd	100,000	100,000			Director and shareholder of Wathroad Pty Ltd
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**407,073**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **ROBERT GEORGE KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: ROBERT GEC..GE KIRBY
Name of Company: VILLAGE ROADSHOW CORPORATION LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,445,051				Director and shareholder of Positive Investments Pty Ltd
	500		11-Mar-03	$9.00	
	1,163		11-Mar-03	$10.00	
	12,306		11-Mar-03	$17.00	
	31,642	4,490,662	11-Mar-03	$18.00	
First Gatoom Pty Ltd	0				Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
	500		11-Mar-03	n/a	
	(500)	0	11-Mar-03	$9.00	
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250				Held beneficially for First Gatoom Pty Ltd
	(250)	0	11-Mar-03	n/a	
P M Harvie	250				Held beneficially for First Gatoom Pty Ltd
	(250)	0	11-Mar-03	n/a	
TOTAL		6,872,057			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **ROBERT GEC..GE KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
R G Kirby	4,367 (4,367)	0	11-Mar-03	$1.20	
First Gatoom Pty Ltd	2,892 (2,892)	0	11-Mar-03	$1.20	Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
Positive Investments Pty Ltd	0 39,206	39,206	11-Mar-03	$1.20	Director and shareholder of Positive Investments Pty Ltd
TOTAL		**39,206**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	17 FEBRUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,819,817**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
First Gatoom Pty Ltd	300,000	300,000			Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
TOTAL		**306,906**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			Director and Shareholder of Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd.
TOTAL		251,562,594			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,445,051 500 1,163 12,306 31,642	4,490,662	 11-Mar-03 11-Mar-03 11-Mar-03 11-Mar-03	 $9.00 $10.00 $17.00 $18.00	Director and shareholder of Positive Investments Pty Ltd
First Gatoom Pty Ltd	0 500 (500)		 11-Mar-03 11-Mar-03	 n/a $9.00	Director of First Gatoom Pty Ltd *and unitholder* of Kirby Capital Growth Trust
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
A W Bennallack	250 (250)	0	11-Mar-03	n/a	Held beneficially for First Gatoom Pty Ltd
P M Harvie	250 (250)	0	11-Mar-03	n/a	Held beneficially for First Gatoom Pty Ltd
TOTAL		**6,872,057**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **JOHN ROSS KIRBY**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
J R Kirby	3,778 (3,778)	0	11-Mar-03	$1.20	
Zuling Pty Ltd	689 (689)	0	11-Mar-03	$1.20	Director and shareholder of Zuling Pty Ltd
First Gatoom Pty Ltd	2,892 (2,892)	0	11-Mar-03	$1.20	Director of First Gatoom Pty Ltd and unitholder of Kirby Capital Growth Trust
Positive Investments Pty Ltd	0 39,206	39,206	11-Mar-03	$1.20	Director and shareholder of Positive Investments Pty Ltd
TOTAL		**39,206**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	17 FEBRUARY 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 March 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	2,400	2,400			
Village Roadshow Corporation Ltd	111,819,817	111,819,817			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**111,822,217**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
Canberra Theatres Ltd	6,544,167	6,544,167			Pre-emption rights over the sale of shares
TOTAL		**6,544,167**			

DIRECTORS INTERESTS IN OPTIONS OVER SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
G W Burke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
G W Burke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
TOTAL		**6,000,000**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	1,390,400	1,390,400			
Village Roadshow Corporation Ltd	6,906	6,906			Director and shareholder of Village Roadshow Corporation Ltd
TOTAL		**1,397,306**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: GRAHAM WILLIAM BURKE
Name of Company: AUSTEREO GROUP LIMITED
Name and Type of Security: ORDINARY SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Village Roadshow Limited	240,625,094	240,625,094			*Director and shareholder of* Village Roadshow Ltd
DEG Holdings Pty Ltd	10,937,500	10,937,500			Wholly owned subsidiary of Village Roadshow Ltd
TOTAL		**251,562,594**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	250	250			Held beneficially for Positive Investments Pty Ltd
VRC Investment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Positive Investments Pty Ltd	4,445,051				Director and shareholder of Positive Investments Pty Ltd
	500		11-Mar-03	$9.00	
	1,163		11-Mar-03	$10.00	
	12,306		11-Mar-03	$17.00	
	31,642	4,490,662	11-Mar-03	$18.00	
J R Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
R G Kirby	250	250			Held beneficially for Positive Investments Pty Ltd
L E Alexander	250	250			Held beneficially for G W Burke
TOTAL		**6,872,307**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **GRAHAM WILLIAM BURKE**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
G W Burke	11,817 (11,817)	0	11-Mar-03	$1.20	
Positive Investments Pty Ltd	0 39,206	39,206	11-Mar-03	$1.20	Director and shareholder of Positive Investments Pty Ltd
TOTAL		**39,206**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER MERVYN HARVIE
Date of last notice	27 NOVEMBER 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	11 MARCH 2003
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Name of Director: **PETER MERV[illegible]N HARVIE**
Name of Company: **VILLAGE ROADSHOW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Braidswood Pty Ltd	257,400	257,400			Director and shareholder of Braidswood Pty Ltd, held via Executive Option Plan.
TOTAL		**257,400**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: PETER MERV. .N HARVIE
Name of Company: VILLAGE ROADSHOW LIMITED
Name and Type of Security: A CLASS PREFERENCE SHARES

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
P M Harvie	42,900	42,900			Held via Executive Option Plan
P M Harvie	200,000	200,000			Held via Executive Share Plan
TOTAL		242,900			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

Name of Director: **PETER MERV. .N HARVIE**
Name of Company: **AUSTEREO GROUP LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
P M Harvie	5,001	5,001			
P M Harvie	1,025,000	1,025,000			Held via Executive Share Plan
TOTAL		**1,030,001**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

Name of Director: **PETER MERV . N HARVIE**
Name of Company: **VILLAGE ROADSHOW CORPORATION LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
P M Harvie	250 (250)	0	11-Mar-03	n/a	Held beneficially for First Gatoom Pty Ltd
TOTAL		0			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			